Form 20-F
period 1997-04-30
ALLIANCE RESOURCES PLC
filed 1998-06-18
CIK 937568

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 205-49

                                   FORM 20-F
(Mark one)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                       For the year ended April 30, 1997

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                             ALLIANCE RESOURCES PLC
             (Exact name of Registrant as specified in its charter)

              UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND
                (Jurisdiction of incorporation or organisation)
                                KINGSBURY HOUSE
                               15-17 KING STREET
                                     LONDON
                                    SW1Y 6QU
                                 UNITED KINGDOM
                    (Address of principal executive office)

 Securities registered or to be registered pursuant to Section 12(b) of the Act
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act
                                      None
                                (Title of class)


 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act
                          Ordinary Shares of 40p. each
                                (Title of class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                    324,152,640 ordinary shares of 1p. each

Indicate by a check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports and (2) has been subject to such filing requirements for the past 90 days.
          YES    X            NO


Indicate by check mark which financial statement item the registrant has elected to follow:

          Item 17  X          Item 18

                                   FORM 20-F
                        FISCAL YEAR ENDED 30 APRIL 1997

                               TABLE OF CONTENTS

Item                         Item Caption                                                               Page
----                         ------------                                                               ----
Part I        Item 1         Description of Business                                                       2
              Item 2         Description of Property                                                       8
              Item 3         Legal Proceedings                                                             8
              Item 4         Control of Registrant                                                         9
              Item 5         Nature of Trading Market                                                      9
              Item 6         Exchange Controls and Other Limitations Affecting                            10
                             Security Holders
              Item 7         Taxation                                                                     10
              Item 8         Selected financial Data                                                      12
              Item 9         Management's Discussion and Analysis of                                      14
                             Financial Condition and Results of Operations
              Item 10        Directors and Officers of Registrant                                         18
              Item 11        Compensation of Directors and Officers                                       19
              Item 12        Employee Option Plans                                                        20
              Item 13        Interest of Management in Certain Transactions                               20
Part II       Item 14        Description of Securities to be Registered                                   20
Part III      Item 15        Defaults Upon Senior Securities                                              20
              Item 16        Changes in Securities and Changes in                                         20
                             Security for Registered Securities
Part IV       Item 17        Financial Statements                                                         20
              Item 19        Financial Statements and Exhibits                                            21
Definitions                                                                                               A-1
SIGNATURES                                                                                                A-3



PRESENTATION OF INFORMATION

Alliance Resources PLC (the "Company") conducts its operations directly and through subsidiaries. The term "Alliance" as used herein refers, unless the context otherwise requires, to the Company and its consolidated subsidiaries.

In this Report, the term "Ordinary Shares" refers to Ordinary shares of 1p. each in the Company

FORWARD LOOKING STATEMENTS

This Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1985. These forward looking statements are not guarantees of Alliance's future operational or financial performance and are subject to risks and uncertainties. Certain statements in this Report under the captions "Item 1. Description of Business", "Item 2. Description of Property" and Item 9. Management's Discussion and Analysis of financial Condition and Results of Operations", and elsewhere in this Report constitute forward looking statements.

Actual operational and financial results may differ materially from Alliance's expectations contained in the forward looking statements as a result of various factors many of which are beyond the control of the Company. These factors include unforeseen changes in the rate of production from Alliance's oil and gas fields, changes in the price of crude oil, adverse technical factors associated with exploration, development, product or transportation of Alliance's crude oil and natural gas reserves, changes in the political or fiscal regime in Alliance's areas of activity, changes in UK or USA tax or similar laws or regulations, changes in significant capital expenditures, delays in production starting up due to an industry shortage of skilled manpower, equipment or materials and cost inflation. For a discussion of these and other factors and liquidity see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                     Part I

ITEM 1.    DESCRIPTION OF BUSINESS

GENERAL

Alliance is a U.K public limited company whose principal activities are the acquisition, exploration, development and production of oil and gas properties. Alliance's strategy is to continue to expand its U.S. reserve base through a combination of acquisitions and additional exploration and development and to acquire an international reserve base through targeted acquisitions with strategic partners.

Alliance was incorporated and registered under the laws of England and Wales on August 20, 1990. Alliance's principal executive offices are at Kingsbury House, 15-17 King Street, London SW1Y 6QU, England. However, Alliance maintains its principal operating offices at 4200 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135.

Its current business strategy was adopted in connection with a change of management in 1996. Implementation of this strategy required that Alliance have sufficient assets and cash flow to fund the acquisitions and development of suitable international opportunities. Therefore, effective May 1, 1997, Alliance completed its acquisition of LaTex Resources, Inc., a US independent oil and gas exploration and production company. Further details of this and other related transactions are included in Note 22 to Alliance's consolidated financial statements on Page F-18 of this filing.

The Financial Statements set out on Pages F-1 to F-21 of this filing have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") and contain in note 25 to the Consolidated Financial Statements beginning on Page F-19 a statement of significant differences between UK GAAP and United States generally accepted accounting principles ("US GAAP"). The financial, reserve and associated information set out in this filing are the historic results of Alliance and have not been restated to reflect the acquisition of LaTex.

On May 1, 1997, Alliance completed its acquisition of LaTex Resources, Inc. ("LaTex"). The acquisition resulted in the issuance of 21,448,747 shares to the former shareholders of LaTex compared to the 8,103,816 shares then outstanding. As a result, the former LaTex shareholders had a controlling interest in the combined group and so for accounting purposes LaTex is treated as having acquired Alliance ("Reverse Acquisition"). The historical financial information for all financial periods ending on or before April 30, 1997 has been restated in the Form 10-K of Alliance being filed concurrently with this Form 20-F to reflect the results of operations and assets and assets and liabilities of LaTex as the predecessor company to Alliance. The financial statements for such periods contained in the Form 10-K have been prepared in accordance with US GAAP.

OIL AND GAS INTERESTS

The following is a summary of Alliance's principal oil and gas interests as at April 30, 1997:-

South Elton Field.
The South Elton Field is located twelve miles north of the town of Jennings in Jefferson Davis Parish, Louisiana. Alliance currently has a leasehold of approximately 664 acres and in April 1997 operated five producing wells, two saltwater disposal wells and five shut-in wells. In addition Alliance has one non-operated interest in the Smith Gooch #3 well. The field was discovered by Stanolind in the early 1930s. Production has been established in four Homeseeker (Middle Frio) Sands, five Ortego (Upper Frio) Sands and two Marginulina (Lower Anahuac) Sands. The productive reservoirs occur at depths at between 7,180 to 9,300 feet. The reservoir traps are faulted anticlines caused by south dipping growth faults.

Gross average daily production from the field for the month of April 1997 was approximately 280 bopd and 202 mcfgpd, and Alliance's net share of production was 202 bopd and 127 mcfgpd. Net proved reserves to Alliance as of April 30, 1997 were 380.2 mboe (using a 6:1 conversion factor for gas to oil).

Valentine Field.
The Valentine Field is located south of New Orleans in Lafourche Parish, Louisiana. Alliance has a leasehold of approximately 77 acres and in April 1997 operated two producing wells and seven shut-in wells. In addition, Alliance has a non-operated interest in the Arrowhead #1 Valentine Sugars well. The field was discovered in 1935 when Pan American drilled the Marang # 1 well. Production has been established in Middle Miocene Sands at depths of between 6,450-10,800 feet. Alliance's oil and gas interests are situated on the west flank of a salt dome.

Gross average daily production from Alliance's oil and gas interests in the field for the month of April 1997 was approximately 114 bopd and 497 mcfgpd, and Alliance's net share of production was 78 bopd and 68 mcfgpd. Net proven reserves to Alliance as of April 30, 1997 were 44.8 mboe.

Jennings Field.
The Jennings Field is located seven miles north of the town of Jennings in Acadia Parish, Louisiana. Alliance has a leasehold of approximately 275 acres and operates 20 producing wells, four saltwater disposal wells and 26 shut-in wells. The field was discovered by the Maywood Brothers in 1901. Production has been established in multiple Miocene age sandstone reservoirs draped over a salt dome.

Gross average daily production from the field for the month of April 1997 was approximately 86 bopd and Alliance's net share was 60 bopd. Net proved reserves to Alliance as of April 30, 1997 were 68.3 mboe.

North Tepetate Field.
The North Tepetate Field is located 24 miles northeast of the town of Jennings in Acadia Parish, Louisiana. Alliance holds approximately 80 acres under lease and operates one producing well and one saltwater disposal well. The field was discovered in the 1940s by Vincent and Welch and production has been established in Oligocene age sands. The reservoir trap is an anticlinal closure between two south dipping growth faults. The Sweeney #3 well was drilled in July 1983 and is currently completed in the Marginulina sands at a depth of approximately 7,000 feet.

Gross average daily production from the Sweeney #3 well for the month of April 1997 was approximately 26 bopd and Alliance's net share of production was 10 bopd. Net proved reserves to Alliance as of April 30, 1997 were 18.9 mboe.

Jefferson Island Field.
The Jefferson Island field is located near the town of Delcambre, approximately 9 miles west of the city of New Iberia in Iberia Parish, Louisiana. Alliance is operator for a 525 acre leasehold which is currently being maintained by production from the Will Drill Resources (Texaco) #4 JISMC well. The Alliance lease has five shut-in wells located on it. The field was discovered by Texaco in May 1938. Since then production has been established by various operators in Siphoni Divisi and Discorbis B age sandstone reservoirs. The reservoir traps are combination structural-stratigraphic traps in a salt dome piercement setting.

Alliance currently has not established production on the lease and net proved reserves to Alliance as of April 30, 1997 were 312.7 mboe of oil. A number of potential drilling locations have been identified on the lease for future exploration and exploitation activity. Continental Resources Ltd. ("Continental") is currently permitting a 3-D seismic survey over the lease which is to be shot and processed in 1998.

Branch Field.
The Branch Field is located 2 miles SE of the town of Branch in Acadia Parish, Louisiana. Alliance holds approximately 230 acres under lease and has one shut-in well located on it. Alliance currently has no production from the lease. The field was discovered by Union of Texas in 1946. Alliance drilled the Donald Gueno #1 well to a total depth of 9909 feet in July 1995. Electric logs confirmed the presence of gas in the Hayes C and Marg. Harvei sandstone reservoirs. The well is located on the easterly flank of a faulted anticlinal structure and the reservoir sands were not tested as it was considered the well was drilled too far down dip to recover gas in paying quantities.

Non-proprietary 3-D seismic data was acquired by Seitel over the Branch field in 1996-7. Alliance intends to purchase the data over its portion of the field and drill a well on this prospect in 1998. Net proved reserves to Alliance as of April 30, 1997 were 93.3 mboe.

OPERATIONS

The fiscal year ended April 30, 1997 saw minimal workover and drilling activity with the Group enjoying a relatively problem-free period of production from its Louisiana oil and gas properties. In May 1996 the Group participated in the drilling of the American Explorer Valentine Sugars #2 well, under a farm-out agreement. However, the main objective sand was water wet and the well was plugged and abandoned in June 1996.

The Group completed an extensive review of its operated non-producing wells and leases with particular emphasis on the Jefferson Island, South Elton, Branch and Jennings fields. This review identified six prospects for future drilling activities, four of which are located in the Jefferson Island Field, where the Group has a 100% working interest in a 525 acre lease on the southern flank of Lake Peigneur, near the town of New Iberia, Louisiana. Following extensive negotiations the Group signed a farm-out agreement on the Jefferson Island lease with Continental Resources Ltd. ("Continental") in August 1997, whereby Continental at its sole expense will acquire 3-D seismic data and drill and complete two wells on the lease to earn a two thirds working interest in all pay zones down to a depth of 12,000 feet. Continental operates the lease immediately to the north of the Group's lease in the same field. The 3-D seismic survey is anticipated to take approximately eighteen months to permit, shoot and process and the Group does not anticipate drilling these prospects until completion of the survey in early 1999.

The two prospects identified for future drilling activities in the South Elton and Branch Fields are being re-scheduled for drilling in 1998. This is to allow the Group to concentrate its efforts on putting into production the large portfolio of low capital cost proved developed non-producing reserves acquired by the Group through the merger with LaTex.

In the period January 1997 to April 1997 the Group's activity principally focused on planning for the commencement of operations following the acquisition of LaTex. This has significantly enlarged the Group's oil and gas production and reserve base and added significant proved non-producing reserves to the Group's portfolio of oil and gas properties. These include the addition of in excess of ninety proved behind pipe zones in existing well bores capable of recompletion and over twenty new development drilling locations.


PROPERTY SALES

During the year ended April 30, 1997 Alliance disposed of its interest in several non-core, non-operated properties in the States of Oklahoma and Texas. These properties were owned by Alliance through its wholly owned subsidiary, Arno, Inc. The properties sold included interests in the following fields:



           FIELD                                STATE
           Mocane Laverne                       Oklahoma
           Frost                                Texas
           MacPac                               Texas
           Provident City                       Texas
           Gilmer South                         Oklahoma

The combined sales proceeds and the boe reserves at the effective date of each sale were $2,227,000 and approximately 426,000 boe respectively. The sales proceeds approximated to the PV10 value of the properties at the time of the sales and the loss of cashflow was immaterial to Alliance.


INTERNATIONAL

During the year ended April 30, 1997 the Group completed its studies and negotiations with Albpetrol in respect of participation in the Delvina gas condensate field in Albania. The studies confirmed that at least one new gas pipeline with a minimum length of in excess of 80 kilometres, connecting Delvina with the main Albanian gas market, would have to be laid due to the poor condition of the existing pipeline which is currently unserviceable. The large upfront capital expenditure on the new pipeline, in conjunction with the high costs and risk associated with fracture stimulation of the tight Delvina limestone unit, render the economics of the project marginal. The Group's exclusive rights to negotiate terms of participation in the Delvina field lapsed in February 1997 and the Group determined that it will not pursue an extension of these rights.

The Group continues to appraise international opportunities. A number of oil and gas opportunities in Russia, Kazakhstan and South America were identified during the period. Following a detailed review of these opportunities the Group decided it was not appropriate to further pursue any of them during the period due to a combination of fiscal, technical and economic considerations. The Group intends to vigorously pursue other international as well as domestic US opportunities.

RESERVES

Lee Keeling and Associates, Inc. ("Lee Keeling"), independent petroleum engineering consultants, prepared a reserve report of Alliance's proved reserves at April 30, 1997.

The quantities of Alliance's proved reserves of oil and natural gas presented below include only those amounts that Alliance reasonably expects to recover in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved developed reserves are limited to those quantities that are recoverable commercially at current prices and costs, under existing regulatory practices and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology or other factors could significantly increase or decrease estimates of Alliance's proved developed reserves. Alliance's proved undeveloped reserves include only those quantities that Alliance reasonably expects to recover from the drilling of new wells based on geological evidence from offsetting wells. The risks of recovering these reserves are higher from both geological and mechanical perspectives than the risk of recovering proved developed reserves.

Set forth below are estimates as of April 30, 1997 of Alliance's net proved reserves and proved developed reserves and the estimated future net revenues from such reserves and the present value thereof based upon the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with the provisions of Statement of Financial Accounting Standards No. 69. "Disclosures about Oil and Gas Producing Activities." Estimated future net cash flows from proved reserves are determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on economic conditions at the date of the report. The estimated future production is priced at current prices at the date of the report. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on cost levels at the date of the report. No deduction has been made for depletion, depreciation or income taxes or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues at 10% per annum. Additional information concerning Alliance's reserves is included in "Supplemental Oil and Gas Data" in the Notes to Alliance's Financial Statements beginning on page F-21.

The following table sets forth estimates of the proved oil and natural gas reserves of Alliance at April 30, 1997:-

                            OIL (MBBLS)                   GAS (MMCF)
                   -----------------------------  ----------------------------
                   DEVELOPED  UNDEVELOPED  TOTAL  DEVELOPED  UNDEVELOPED TOTAL

                      424         294       718      144         1904    2048

The following table sets forth amounts as of April 30, 1997 determined in accordance with the requirements of applicable accounting standards, to the estimated future net cash flows from production and sale of the proved reserves attributable to Alliance's oil and gas properties before income taxes and the present value thereof. Nymex benchmark prices used in determining the future net cash flow estimates at April 30, 1997 were $19.70 per barrel for oil and $1.81 per mmbtu for gas.

                                                   AT APRIL 30, 1997
                                           ---------------------------------
                                                    (IN THOUSANDS)
                                            PROVED      PROVED       TOTAL
                                           DEVELOPED  UNDEVELOPED    PROVED
                                           RESERVES    RESERVES     RESERVES
Estimated future net cash flows from
proved reserves before income taxes        $5,128      $5,692       $10,820

Present value of estimated future net
cash  flows from proved reserves before
income taxes (discounted at 10%)           $4,182      $4,223       $ 8,405

The estimation of oil and gas reserves is a complex and subjective process that is subject to continued revisions as additional information becomes available. Reserve estimates prepared by different engineers from the same data can vary widely. Therefore, the reserve data presented herein should not be construed as being exact. Any reserve estimate depends in part on the quality of available data, engineering and geologic interpretation, and thus represents only an informed professional judgment. Subsequent reservoir performance may justify upward or downward revision of such estimate.

For further information on reserves, costs relating to oil and gas activities, and results of operations from producing activities, see page F-22 to Alliance's Consolidated Financial Statements - Supplemental Oil and Gas Data.

Productive Wells and Acreage

The following table sets forth Alliance's producing wells at April 30, 1997:-

                              PRODUCTIVE WELLS
      --------------------------------------------------------------
            OIL                     GAS                    TOTAL
      --------------            ------------            ------------
      GROSS     NET             GROSS   NET             GROSS   NET

       42      36.1               3     0.8               45    36.9

     (Note: Net figures are based on Alliance's working interest in the wells)

Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, none had multiple completions.

Developed and Undeveloped Acreage

The following table sets forth the developed and undeveloped leasehold acreage held by Alliance at April 30, 1997. Developed acres are acres that are spaced or assignable to productive wells. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. Gross acres are the total number of acres in which Alliance has a working interest. Net acres are the sum of Alliance's fractional interests owned in the gross acres.
                                                 GROSS     NET

               Developed acreage                 17,177   3,130

               Undeveloped acreage                7,521   7,517
                                                 ------  ------
               Total                             24,698  10,647
                                                 ======  ======

States in which Alliance held developed and undeveloped acreage at April 30, 1997, include Louisiana and Kansas.

Production, Unit Prices and Costs

The following table sets forth information with respect to production and average unit prices and costs for the periods indicated.

                                                       YEAR ENDED APRIL 30
                                                       -------------------
                                                       1995    1996   1997
Production:

  Gas (mmcf)                                             238    602    114

  Oil (mbbls)                                             47    125    147

Average Sales Prices:

  Gas (per mcf)                                         1.65   1.73   2.77

  Oil (per bbl)                                        16.53  18.30  21.84

Average Production costs per BOE  (1)                   9.77   9.24   9.58

(1) The components of production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include production taxes, lease overhead, maintenance and repair, labor and utilities.

Drilling Activity

During the periods indicated, Alliance drilled or participated in the drilling of the following exploratory and development wells:

                                      YEAR ENDED APRIL 30
                        ----------------------------------------------
                            1995             1996             1997
                        ------------     -------------    ------------
                        Gross    Net     Gross     Net    Gross    Net
Exploratory

  Productive              1      .70       -         -      -        -

  Non-Productive          -        -       2       .60      1     .120

Total                     1      .70       2       .60      1     .120

Development

    Productive            -        -       2         1      -        -

    Non-Productive        -        -       -         -      -

Total                     -        -       2         1      -        -

At April 30, 1997 Alliance was not participating in the drilling or completion of any oil and gas wells.

PRODUCT MARKETING

Alliance's production is primarily from developed fields close to major pipelines or refineries and established infrastructure. As a result, Alliance has not experienced any difficulty in finding a market for all of its product as it becomes available or in transporting its product to these markets.

Oil Marketing. Alliance markets its oil to a variety of purchasers, most of which are large, established companies. The oil is generally sold under short-term contracts with the sales price based on an applicable posted price, plus a negotiated premium. This price is determined on a well-by-well basis and the purchaser generally takes delivery at the wellhead.

Natural Gas Marketing. Virtually all of Alliance's natural gas production is close to existing pipelines and, consequently, Alliance generally has a variety of options to market its natural gas. Alliance sells the majority of its natural gas on the spot market with prices fluctuating month-to-month based on published pipeline indices with slight premiums or discounts to the index.

SIGNIFICANT OIL AND NATURAL GAS PURCHASERS

Oil and gas sales from properties operated by the Company are made under short-term contracts at the current area market price as adjusted for the relevant premium or discount. The Company believes that if any customer ceased purchases of oil or gas at any time, numerous other parties are available to purchase its production at the market price. As a result, the loss of any purchaser would not be expected to have a material adverse effect upon operations. For the period ended April 30, 1998, the Company sold approximately 39% of its net production of oil to Texaco Trading and Transportation, Inc. ("Texaco"), pursuant to a contract terminable upon 30 days advance written notice by either party. The price under which the Company sells its production under this contract is based upon Texaco's posted price for the type of crude oil produced in the particular field where the crude oil is produced.

EMPLOYEES

At April 1997, Alliance had 6 management and administrative employees and 6 technical and operational employees none of whom belonged to a union.

COMPETITION

The oil and natural gas industry is highly competitive in all its phases. Alliance encounters strong competition from many other energy companies in acquiring economically desirable producing properties and drilling prospects and in obtaining equipment and labor to operate and maintain its properties. In addition, many energy companies possess greater resources than Alliance.

REGULATION

     Production and sale of oil and gas are subject to federal and state governmental regulations in a variety of ways including environmental regulations, labor laws, interstate sales, excise taxes and federal and Indian lands royalty payments. Failure to comply with these regulations may result in fines, cancellation of licenses to do business and cancellation of leases.

     The production of oil and gas is subject to regulation by the state regulatory agencies in the states in which Alliance does business. These agencies make and enforce regulations to prevent waste of oil and gas and to protect the rights of owners to produce oil and gas from a common reservoir. The regulatory agencies regulate the amount of oil and gas produced by assigning allowable production rates to wells capable of producing oil and gas.

ENVIRONMENTAL CONSIDERATIONS

The exploration for, and development of, oil and gas involves the extraction, production and transportation of materials which, under certain conditions, can be hazardous or can cause environmental pollution problems. In light of the current interest in environmental matters, Alliance cannot predict the effect of possible future public or private action on its business. Alliance is continually taking actions it believes are necessary in its operations to ensure conformity with applicable federal, state and local environmental regulations and does not presently anticipate that compliance with federal, state and local environmental regulations will have a material adverse effect upon capital expenditures, earnings or the competitive position of Alliance in the oil and gas industry.

OPERATIONAL HAZARDS AND INSURANCE

     The operations of Alliance are subject to all risks inherent in the exploration for and production of oil and gas, including such natural hazards as blowouts, cratering and fires, which could result in damage or injury to, or destruction of, drilling rigs and equipment, formations, producing facilities or other property, or could result in personal injury, loss of life or pollution of the environment. Any such event could result in substantial expense to Alliance which could have a material adverse effect upon the financial condition of Alliance to the extent it is not fully insured against such risk. Alliance carries insurance against certain of these risks but, in accordance with standard industry practice, Alliance is not fully insured for all risks, either because such insurance is unavailable or because Alliance elects not to obtain insurance coverage because of cost. Although such operational risks and hazards may to some extent be minimized, no combination of experience, knowledge and scientific evaluation can eliminate the risk of investment or assure a profit to any company engaged in oil and gas operations.


ITEM 2    DESCRIPTION OF PROPERTY

Alliance's major property interests are in the oil and gas leases details of which are set out in Item 1 above under the headings "Oil and gas Interests".

As at April 30, 1997, in addition to its oil and gas interests, Alliance had ownership and leasehold interests in its office premises located in the United Kingdom and in Louisiana, USA.


ITEM 3    LEGAL PROCEEDINGS

As at 30 April 1997, Alliance was a party to the following litigation:

(a) the Group was seeking to recover US$1,300,000 of unpaid drilling costs from Drexco Inc., with Drexco Inc. and H Huizenga claiming unspecified damages in respect of conduct, and removal of Alliance Resources (USA), Inc. as operator of the Valentine field. This action was settled on December 17, 1997 from an escrow account and the Group incurred no out-of-pocket expenses.

(b) Best Royalties Plc are claiming a sum of US$186,368 and a declaration that they are entitled to a sum equal to 40% of Alliance Resources (USA), Inc.'s net cash proceeds received from the Arrowhead well (and payment of the said sum), alternatively damages, plus interest thereon. The Group denies the claim and are vigorously defending the matter.

(c) In 1994 Associated Storage Corporation ("Associated") filed a lawsuit alleging that LaTex has breached a July 21, 1993 agreement between Associated and LaTex. On May 15, 1997 Associated and LaTex entered into a settlement agreement pursuant to which LaTex agreed to pay $100,000 in twelve monthly installments. The final monthly installment of $8,691 was paid on April 15, 1998.

(d) Germany Oil Company, a subsidiary of Alliance, was a named defendant in three wrongful death actions involving an accident which occurred at a heater-treatment unit the Blowhorn Creek Millerella Oil Unit lease in Lamar county, Alabama. Each plaintiff originally sought damages in the amount of $25 million each. The cases were referred to Germany Oil Company's insurance carrier. A settlement agreement has been reached and Alliance has incurred no out-of-pocket expenses.

(e) In 1996, Northern Natural Gas Company ("Northern") filed a lawsuit against Torch Energy Advisors, Inc. ("Torch") for alleged breach of an agreement between Torch, Northern and Panda Resources, Inc. ("Panda") relating to the transportation of gas through a facility located in Dewey County, Oklahoma. LaTex assumed the defense of this matter pursuant to an indemnification agreement entered into in connection with its sale of certain assets. In March 1998, LaTex and Alliance entered into a settlement agreement pursuant to which Alliance agreed to pay $150,000 in five monthly instalments.

In addition to the foregoing litigation, Alliance is a named defendant in lawsuits, is a party in governmental proceedings and is subject to claims of third parties from time to time arising in the ordinary course of business. While the outcome of lawsuits or other proceedings and claims against Alliance cannot be predicted with certainty, management does not expect these additional matters to have a material adverse effect on the financial position, results of operations or liquidity of the Group.


ITEM 4         CONTROL OF REGISTRANT

As far as the Company is aware, it is neither directly or indirectly owned or controlled by one or more corporation or by any government.

The following table sets forth certain information as of April 30, 1997 concerning the executive officers and directors of the Company and concerning its principal shareholders, who own more than 10% of its outstanding voting shares


        TITLE OF CLASS               IDENTITY OF ENTITY          NO. OF SHARES       PERCENTAGE OF TOTAL
                                      HOLDING INTEREST                                  VOTING SHARES
                                                                                         OUTSTANDING
---------------------------------------------------------------------------------------------------------

Ordinary shares                  Trans Arabian Energy Ltd.          63,065,000               19.4%

Ordinary shares                  Executive officers and              2,648,333                0.8%
                                 Directors of Alliance
                                 (as a group)


ITEM 5         NATURE OF TRADING MARKET

The Company's authorised share capital as of April 30, 1997 was (Pounds)4,650,000 divided into 465,000,000 ordinary shares of 1p. each of which 324,152,640 ordinary shares were issued and outstanding as at April 30, 1997.

The principal trading market for the ordinary shares is the London Stock Exchange, on which they have been listed since 1991.

The following table sets forth, for the calendar quarters indicated, the reported highest and lowest prices for the ordinary shares on the London Stock Exchange derived form the Official Daily List of the London Stock Exchange.


YEAR ENDED DECEMBER 31                       PENCE STERLING PER ORDINARY SHARE
------------------------------------------------------------------------------
                                               High(Y)                Low(Y)
1996
First quarter                                   .050                   .030
Second quarter                                  .0325                  .0276
Third quarter                                   .0276                  .0176
Fourth quarter                                  N/A                     N/A

1997
First quarter                                   N/A                     N/A
Second quarter (through April 30, 1997)         N/A                     N/A

ITEM 6         EXCHANGE CONTROLS

There are currently no United Kingdom foreign exchange control restrictions on the payment of dividends on the ordinary shares or on the conduct of the Company's operations. There are no limitations under the law of the United Kingdom or under the Articles of Association of the Company on the rights of non-resident or foreign owners to hold or vote the ordinary shares other than those which are applicable to holders of the shares generally.


ITEM 7         TAXATION

The following discussion is a summary of the UK tax consequences of ownership and disposition of Alliance Shares. However, it is not intended to be a complete discussion of all potential tax effects that might be relevant to the ownership or disposition of Alliance Shares.

This summary deals only with citizens or residents of the United States or domestic corporations (each a "U.S. Holder"). It may not be applicable to certain classes of taxpayers, including, U.S. Holders who are residents (or, in the case of an individual, resident or ordinarily resident) for UK tax purposes in the UK or who carry on business in the UK through a branch or agency, insurance companies, tax-exempt organizations, financial institutions, securities dealers, broker-dealers, foreign persons and persons who acquired LaTex Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation. These classes of taxpayers should consult their own tax advisors regarding the specific tax consequences of the ownership and disposition of Alliance Shares. Moreover, the state, local and foreign (other than certain UK) tax consequences of the ownership and disposition of Alliance Shares are not discussed below.

This summary is based on laws, regulations, rulings, practice and judicial decisions in effect at the date of this filing. Legislative, regulatory or interpretive changes, future court decisions or specific tax treaty provisions may significantly modify the statements made in this description. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences described herein. SHAREHOLDERS ARE URGED TO CONSULT WITH THE SHAREHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE HOLDER OF THE TRANSACTIONS DISCUSSED IN THIS SECTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGE IN APPLICABLE TAX LAWS.

Taxation of Dividends

Alliance does not expect to pay dividends for the foreseeable future. Should Alliance begin paying dividends, it will be required when paying a cash dividend with respect to Alliance Shares to pay to the UK Inland Revenue a payment known as Advance Corporation Tax ("ACT"). The current rate of ACT is 25% of the net dividend paid to a holder of Alliance Shares. An amount equivalent to the amount of the ACT paid in this way is, under current English law, normally allowed as a credit against the UK tax liability of holders of Alliance Shares who are residents of the United Kingdom. The UK government has announced that ACT is to be abolished on dividends paid on or after April 6, 1999 and legislation is due to be enacted in 1998. From April 6, 1999, the value of the tax credit to which a UK resident individual shareholder will be entitled will be reduced to one-ninth of the net dividend paid.

A U.S. Holder will generally be entitled, under the current Convention between the U.S. and the UK for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gain (the "Income Tax Convention") and current UK law as applied by the UK Inland Revenue, to receive from the UK Inland Revenue, in addition to any dividend paid by Alliance, an amount in the nature of a tax refund (a " Refund") equal to the tax credit to which a UK resident individual shareholder would have been entitled in respect of the dividend, less a UK withholding tax equal to the lesser of 15% of the sum of the dividend and the related ACT and the refund. Thus, assuming continuance of the ACT at a rate of 25%, a net dividend paid to a U.S. holder of (Pounds)8 (chosen for illustrative purposes only) will entitle the U.S. Holder to receive, in addition to the dividend and upon compliance with the refund procedures described below, a Refund of (Pounds)0.5 calculated by reducing the ACT of (Pounds)2 by a withholding tax of (Pounds)1.5. Special rules may apply to certain U.S. Holders, including, without limitation, certain domestic corporations, partnerships, trusts, estates, residents of the UK and domestic corporations owning, actually or constructively, 10% or more of the voting stock of Alliance.

A U.S. Holder who is entitled to the Refund may, subject to agreement with the UK Inland Revenue, receive payment in respect of the Refund at the same time as and together with a payment of the dividend. In order to do so, a U.S. Holder must have his Alliance Shares registered in the name of a nominee approved by the UK Inland Revenue for the purpose, and the nominee must follow certain procedural requirements. A U.S. Holder must provide the name of his or her nominee in order to participate in this arrangement. In addition, the U.S. Holder must be either:

1. An individual who (a) is not resident in the UK; (b) has not during the previous four years been in the UK for as much as three months a year on average, or for a period or periods amounting in all to six months in the UK income tax year to which the claim on his behalf relates; (c) has not been absent from the U.S. for a complete U.S. tax year in any of the previous four years; (d) does not have a permanent establishment in the UK; (e) does not perform professional/personal services from a fixed base in the UK and (f) does not own 10% or more of the class of shares in respect of which the dividend is paid; or

2. A corporation (a) which is managed and controlled in the U.S. and does not have a permanent establishment in the UK; (b) which does not own 10% or more of the class of shares in respect of which the dividend is paid; (c) which does not, alone or together with one or more associated corporations, control, directly or indirectly, 10% of the voting power of Alliance; (d) which is liable to U.S. tax on the dividend and (e) at least 75% of the capital of which is owned directly or indirectly by persons who are U.S. residents.

These arrangements will be extended to trusts, estates in the course of administration, pension funds, foundations and similar bodies only with the prior approval of the UK Inland Revenue. These arrangements can be restricted without notice by the UK Inland Revenue.

U.S. Holders who wish to receive an ACT Refund but do not qualify to receive the ACT Refund directly under the UK Inland Revenue arrangements should consult their tax advisers on their eligibility to receive and the procedures to obtain an ACT Refund.

The UK Finance Act 1994 contains certain provisions allowing companies to elect to pay a foreign income dividend ("FID") to which special rules apply and, in particular, which does not carry any tax credit. Alliance has no present intention of electing to pay any dividends under the FID scheme and the above applies only to dividends not paid under the scheme. The UK government has announced that the ability to pay FIDs will be abolished for dividends paid on or after April 6, 1999 and legislation is due to be enacted in 1998.

Subject to certain limitations, the UK withholding tax will be treated as a foreign income tax that may be claimed as a deduction from taxable income or as a credit against the U.S. federal income tax liability of the U.S. Holder. The particular circumstances of each U.S. Holder will affect his ability to use the foreign tax credit. U.S. Holders should consult their own tax advisor about the availability and computation of the foreign tax credit.

Taxation of Capital Gains

A U.S. Holder that is not resident (or, in the case of an individual, not resident or ordinarily resident) in the UK will not normally be liable for UK taxation on capital gains realized on the sale of such Holder's Alliance Shares unless such U.S. Holder carries on a trade in the UK through a branch or agency and such Alliance Shares are or have been used, held or acquired by or for the purposes of such trade, branch or agency or used in or for the purpose of such trade.

A U.S. citizen who is resident or ordinarily resident in the UK, a U.S. corporation that is resident in the UK because its business is managed or controlled there or a U.S. citizen who, or a U.S. corporation that, carries on a trade or business through a permanent establishment in the UK and that acquires or holds an Alliance Share in connection with that permanent establishment may be subject to both U.S. and UK tax on its capital gains upon disposition of the Alliance Share. Subject to certain limitations, however, the U.S. tax laws would permit a tax credit against U.S. federal income tax liability in the amount of any UK tax (namely, capital in the case of an individual and corporation tax on chargeable gains in the case of a corporation) that has been paid in respect of such gain.

Estate and Gift Tax

Under the U.S.-U.K. double taxation convention relating to estate and gift taxes (the "Estate and Gift Tax Convention"), an Alliance Share held by an individual who is domiciled in the U.S. and is not a national of the UK will not be subject to UK Inheritance Tax on the individual's death or on a transfer of the Alliance Share in trust by a settlor not domiciled in the U.S. and in the exceptional case where the Alliance Share is part of the business property of a UK permanent establishment of an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the UK against the U.S. federal tax liability in a case where the Alliance Share is subject both to UK Inheritance Tax and to U.S. federal estate and gift tax.

Stamp Duty and Stamp Duty Reserve Tax

Under current UK law, the transfer of Alliance Shares will generally give rise to a liability to UK stamp duty, normally at the rate of 50p for every (Pounds)100 (or part thereof) of the actual consideration paid. Where there is no stamped document recording the sale of the shares, a charge to SDRT, also at the rate of 0.5%, arises. Provided that the transfer is executed and stamped within six years of the unconditional contract to sell, any obligation to pay SDRT is canceled and any SDRT paid is refundable.

Special rules apply in relation to depository receipt arrangements and clearance services.

Section 186 of the Finance Act 1996 provides that there is to be no liability for stamp duty on the transfer of shares into CREST, the paperless trading system that started in July 1996. SDRT is to be chargeable immediately on entering into an unconditional agreement to transfer shares at the rate of 0.5% of the actual consideration paid (which SDRT is to be canceled or repaid if the agreement is completed by a duly stamped transfer). Subsequent transfers of shares within CREST will not give rise to a liability to stamp duty, as there will be no stampable document.

THE SUMMARY OF UK TAX CONSEQUENCES SET FORTH ABOVE IS BASED ON THE INCOME TAX CONVENTION AND ESTATE TAX CONVENTION, US LAW, UK LAW AND UK INLAND REVENUE PRACTICE, ALL AS THEY EXIST AS OF THE DATE OF THIS FILING. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS THAT MAY BE RELEVANT TO HOLDERS OF ALLIANCE SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. IIN PARTICULAR, IT DOES NOT ADDRESS THE CONSEQUENCES TO HOLDERS OF ALLIANCE SHARES RESIDENT OR DOMICILED IN THE UK OR DOING BUSINESS IN THE UK HOLDERS OF ALLIANCE SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF ALLIANCE SHARES.


ITEM 8    SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical financial information presented in the table below for and at the end of each of the years ended April 30, 1997, 1996, 1995, 1994 and 1993 is derived from the audited consolidated financial statements of Alliance. The audited financial statements of Alliance for the years ended April 30, 1997 and 1996 are included in this Filing. The selected historical financial information for the years ended April 30, 1995, 1994 and 1993 presented in the table below are derived from audited financial statements of Alliance that are not included in this Filing. The selected financial information presented below should be read in conjunction with Alliance's consolidated financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with UK GAAP. The consolidated financial statements included in Item 19 in this filing are also prepared under UK GAAP. Included within these financial consolidated financial statements in note 25 is a reconciliation between UK and US GAAP in respect of profit after tax and stockholders equity.

                ALLIANCE RESOURCES PLC AND SUBSIDIARY COMPANIES


SELECTED FINANCIAL DATA(1)

                                                                                   AS OF AND FOR THE YEAR ENDED APRIL 30
                                                                           -----------------------------------------------------
                                                                           1997          1996       1995(2)      1994       1993
                                                                                       (IN $000'S EXCEPT PER SHARE DATA)
Selected Income Statement Data
Amounts in accordance with UK GAAP
 Total revenues.................................                          3,681         3,686       1,483         837        631
 Depletion, depreciation and amortization.......                          1,117         1,668      14,944         128        278
 (Loss) from continuing operations
  before and after income taxes.................                         (1,827)       (3,593)    (18,213)     (1,177)    (1,627)
Approximate amounts in accordance with US GAAP
 Net (loss).....................................                         (1,413)       (3,428)    (21,641)
 (Loss) per Existing Alliance Share (cents).....                           (0.4)         (1.1)      (15.4)

SELECTED BALANCE SHEET INFORMATION
Amounts in accordance with UK GAAP
Working capital (deficiency)....................                          1,806           536      (8,215)     (1,478)    (2,022)
Net Property, Plant and Equipment...............                          4,276         7,311       8,047      14,484     10,594
Long-term debt, net of current liabilities......                             85            92       1,240         925      1,203
Total assets....................................                          8,587         9,845       9,335      16,334     11,132
Total Liabilities...............................                          2,626         2,090      10,773       4,045      5,068
Shareholders' equity............................                          5,961         7,755      (1,438)     12,289      6,064
Approximate amounts in accordance with US GAAP
Total Assets....................................                          6,738         7,582       6,907
Long term debt, net of current liabilities......                             85            92       1,240
Stockholders equity.............................                          4,118         5,492      (3,866)



--------------------
(1) All figures are denominated in U.S. currency.

(2) The 1995 figures have been restated, as explained in Note 4 in Alliance's Consolidated Financial Statements.

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The information in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to the Consolidated Financial Statements of Alliance included in this Filing which are prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. A discussion of the principal differences is set out in Note 25 to Alliance's Consolidated Financial Statements. The Consolidated Financial Statements contain a reconciliation of loss after tax (net loss) and shareholders' equity to US GAAP.

Alliance's operating results are affected by a variety of factors, the most significant of which is crude oil and natural gas prices. Lower product prices have a negative effect on the operating income and cash flow of Alliance. Although Alliance is organized in the United Kingdom, all of its operations are located in the United States and its financial statements are presented in U.S. dollars. Therefore, fluctuations in the exchange rate of the pound sterling to the U.S. dollar do not significantly impact the revenues and net income of Alliance.

1997 COMPARED WITH 1996

Operating Results

Production.  In the year ended April 30, 1997, Alliance's production amounted to
-----------
166,000 boe compared to 225,000 boe in the year to April 30, 1996. The decrease was principally due to a number of property disposals during the year.

All Alliance production came from the U.S. Natural gas represented approximately 11% of total production in 1997 compared with 45% in 1996.

Sales.    The decline in the volumes of oil and gas sales during the year was
------
offset by the improved price environment for both oil and gas in North America resulting in an average realized price of $ 21.13 per boe as compared with an average realized price of $ 14.81 boe in the year ended April 30, 1996.

Total sales for 1997 were virtually unchanged at $3.681 million compared to $3.686 million for 1996.

Costs and expenses.  During the year non-recurring factors were substantially
-------------------
less than in previous years consequent upon a settlement having been reached with Mr. O'Brien in August 1996. Exceptional charges of $0.292 million were incurred for the year to 30 April 1997 as against $0.589 million for the previous year.

Other operating costs decreased to $5.319 million compared to $6.559 million in 1996. This reduction is partly explained by the lower lease operating costs and production taxes at $1.701 million (1996- $2.318 million) largely as a result of lower production volumes following the disposals, but also as a result of improved operational efficiency. In addition, the annual depletion charge was lower at $1.043 million (1996 - $ 1.612 million). Administrative charges for the year were only slightly lower at $2.575 million (1996 - $2.629 million).

Loss before and after tax (Net loss).  The loss before and after tax was $1.827
-------------------------------------
million in 1997 compared with a loss of $3.593 million in 1996. The 1996 loss included exceptional charges of $0.589 million and exceptional amounts written off investments of $0.201 million representing additional charges made to the profit and loss account in respect of costs incurred in relation to investments written off in the year to 30 April 1995 of $0.464 million.

Loss per share in 1997 was (0.3p) ($0.05) compared with the loss per share in 1996 of (0.8)p ($0.01).

1996 COMPARED WITH 1995

Operating Results

Production.  In the year ended April 30, 1996, Alliance's production amounted to
-----------
225,000 barrels of oil equivalent ("boe"). The increase of 158% in Alliance's production over 87,000 boe in the year April 30, 1995 was principally due to the inclusion of a full year's contribution from Source Petroleum Inc. (which was acquired by Alliance on January 25, 1995) and a full year's contribution from the producing assets acquired by Alliance from North American Gas Investment Trust PLC (NAGIT) on April 10, 1995. Production was also enhanced by the successful drilling during the year ended April 30, 1996 of a well on the South Elton field.

All Alliance production came from the U.S. Natural gas represented approximately 45% of total production in both 1996 and 1995.

Sales.  Louisiana, South Sweet crude oil prices fluctuated between $15.00 per
-----
barrel and over $23.25 per barrel during the year ended April 30, 1996. Alliance's average crude oil price realized in 1996 was $18.36 per barrel compared with $16.53 per barrel in 1995. Total sales increased by 148% from $1.483 million in 1995 to $3.686 million in 1996, reflecting the significant increase in production.

In 1996 and 1995, all crude oil was sold under contracts with terms of up to six months.

The average realized natural gas price increased from $1.65 per mcf in 1995 to $1.73 per mcf in 1996.

Costs and expenses.  1996 operating costs were $2.318 million, compared $0.996
------------------
million in 1995, an increase of 133%. This increase reflects the higher production volumes resulting from a full year's contribution from Source Petroleum Inc. and the NAGIT assets. On a per barrel basis, lease operating costs decreased, largely due to reductions in fixed costs, mainly field labor.

Depreciation, which is calculated on a unit of production (boe) basis, amounted to $1.612 million, reflecting the higher production volumes. In the previous year, depletion was included as part of the exceptional write down of oil and gas interests totaling $14.881 million.

Exceptional costs arising from irregularities in 1996 were $0.589 million, which relate primarily to professional fees incurred in connection with the investigations into the involvement of Mr. O'Brien in the affairs of Alliance, and are net of the estimated proceeds resulting from the settlement with Mr. O'Brien. The exceptional costs arising from irregularities in 1995 of $1.787 million reflect the financial loss resulting from a number of transactions involving Mr. O'Brien or parties now known to have been connected with him.

The general and administrative expenses incurred in 1996 of $2.629 million (1995
- $1.637 million) include a number of non-recurring items which were incidental to the investigation into the activities of Mr. O'Brien.

Loss before and after tax (Net loss).  The loss before and after tax was $3.593
------------------------------------
million in 1996 compared with a loss of $18.213 million in 1995. The 1995 loss included the exceptional write-down of $14.881 million of oil and gas assets to the carrying value of Alliance's estimated proved oil and gas reserves together with the exceptional charge of $1.787 million relating to the loss arising from transactions with certain companies related to Mr. O'Brien.

Net interest income increased from net interest payable of $0.114 million in 1995 to net interest receivable of $0.070 million in 1996. The increase in interest receivable from $0.049 million in 1995 to $0.257 million in 1996 arose as the result of higher cash balances following the receipt of $11.7 million from the placing and open offer in May 1995. This also enabled Alliance to substantially reduce its debt and hence reduce bank interest payable from $0.163 million in 1995 to $0.028 million in 1996.

Exceptional amounts written off investments in 1996 of $0.201 million represent additional charges made to the profit and loss account in respect of costs incurred in relation to investments written off in the year to 30 April 1995 of $0.464 million.

Loss per Share in 1996 was (0.8)p ($0.01) compared with the loss per Existing Alliance Share in 1995 of (8.1)p ($0.13).

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Liquidity

In the year ended April 30, 1997 net cash flow outflow from operations was substantially reduced to $0.524 million compared to $5.399 million in the previous year ended April 30, 1996. During the year ended April 30, 1997 $ 2.227 million was received from the disposal of various non-operated properties and after allowing for the payment of $1.141 million of expenses associated with the acquisition of LaTex and related share issue, Alliance ended the year to April 30, 1997 with a small increase in cash of $0.288 million. The Group ended the year to April 30, 1997 with cash balances of $1.461 million compared to $1.177 million at April 30, 1996.

In the year ended April 30, 1996 cash outflow from operating activities was $5.399 million compared with an inflow in the year ended April 30, 1995 of $1.987 million. In the year ended April 30, 1996 a portion of the proceeds from the placing and open offer was used to reduce operating creditors by almost $3.5 million. By comparison, in the year ended April 1995, operating creditors had increased by $4.7 million.

Capital expenditures in the year ended April30, 1997 were $0.311million compared with $1.672million in the year ended April 30, 1996. The capital expenditure in the year ended April 30, 1996 included the drilling of three wells, one of which, in part of the South Elton field, was successful compared with only one well in the year ended April 30, 1997.

At April 30, 1996 and April 30, 1997 Alliance had no capital commitments.

The domestic spot prices of oil and gas have traded, in a volatile manner over various periods in recent years To the extent that oil and gas prices are volatile, material fluctuations in revenues from quarter to quarter can be expected which, in turn, could adversely affect the Company's ability to service its debt with its principal bank in a timely manner and to fund its ongoing operations and could, under certain circumstances, require a write-down of the book value of the Company's oil and gas reserves.

After making enquiries, the Directors have concluded that they have a reasonable expectation that the Company has adequate resources to continue in operational existence for the forseeable future. Accordingly, the going concern basis for preparing the financial statements continues to be used.

In reaching this conclusion the Directors have considered the satisfactory progress made in integrating and rationalizing the operations since the acquisition of LaTex on 1 May 1997. In addition, the Directors have considered the financing arrangements with the Company's main lender, Bank of America, and other factors such as the property disposal programme, the remedial work programme, the proposed recompletion programme, the collateral value of the Company's oil and gas reserves and the liquidity of the Company.

The Company announced on April 29, 1998 that it is in discussions which may, or may not, lead to the acquisition of a minority interest in certain United Kingdom gas interests. Such acquisition would be classified as a reverse takeover under The Rules of the London Stock Exchange and accordingly subject to Alliance Resources PLC shareholders approval. Accordingly on April 29, 1998 the London Stock Exchange, at the Company's request, temporarily suspended the listing of the Company's ordinary shares pending shareholders approval of the acquisition. The Company is currently in discussions with various parties regarding financing arrangements to allow for the completion of the acquisition. These discussions include potential revisions to the existing Credit Agreement with Bank of America to provide the Company with additional funding and liquidity until completion of the acquisition. On this basis the directors have concluded that they have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly the going concern basis for preparing the financial statements continues to be used.

Capital Expenditures.

The timing of most of the capital expenditures in relation to the Company's existing US properties is discretionary. Currently, there are no material long-term commitments associated with the Company's capital expenditure plans. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The Company primarily uses internally generated cash flow and proceeds from the sale of oil and gas properties to fund capital expenditures, other than significant acquisitions, and to fund its working capital deficit. If the Company's internally generated cash flows should be insufficient to meet its banking or other obligations, the Company may reduce the level of discretionary capital expenditures or increase the sale of non-strategic oil and gas properties in order to meet such obligations. The level of the Company's capital expenditures will vary in future periods depending on energy market conditions and other related economic factors. As a result, the Company will continue its current policy of funding capital expenditures with internally generated cash flow and the proceeds from oil and gas property divestitures.

Financing Arrangements

In connection with the acquisition of LaTex on May 1, 1997, a subsidiary of the Company entered into a Credit Agreement (the "Alliance Credit Agreement") with Bank of America NT & SA (the "Bank") effective as of March 19, 1997, amending and restating the Credit Agreement in order to restructure LaTex's existing indebtedness to the Bank. As a restructuring fee, in connection with entering into the Alliance Credit Agreement, the Company issued to the Bank the 156,250 Ordinary Shares and zero coupon convertible loan notes convertible into an additional 115,456 Ordinary Shares.

Under the Alliance Credit Agreement principal payments are suspended until October 31, 1998 following completion of the acquisition of LaTex. However, cash flows generated by the Company and its subsidiaries in excess of amounts shown in the business plan that formed the basis of negotiation with the Bank will be used to reduce outstanding principal indebtedness. The maturity date of the existing line of credit is March 31, 2000.

In connection with the acquisition of LaTex and the Alliance Credit Agreement, the Company, effective May 1, 1997, acquired the overriding royalty interest in all LaTex's existing producing oil and gas properties, other than those located in the State of Oklahoma, the Perkins field in Louisiana, and certain other minor value properties located in other states from an affiliate of the Bank in exchange for 1,343,750 ordinary shares of the Company, convertible loan notes and warrants.

Borrowings under the Alliance Credit Agreement maintained from time to time as a "Base Rate Loan" bear interest, payable monthly, at a fluctuating rate equal to the higher of (i) the rate of interest announced from time to time by the Bank as its "reference rate" plus 1% or (ii) the "Federal Funds Rate" (as defined in the Alliance Credit Agreement) plus 1 1/4%. Borrowings under the Alliance Credit Agreement maintained from time to time as a "LIBO Rate Loan" bear interest, payable on the last day of each applicable interest period (as defined in the Alliance Credit Agreement), at a fluctuating rate equal to the LIBO Rate (Reserve Adjusted) (as defined in the Alliance Credit Agreement) plus 2%. As at January 31, 1998, the majority of advances to the Company under the Alliance Credit Agreement were maintained as LIBO Rate Loans that bore interest at the annual rate of 7.875%.

As a condition to the Bank making the loans under the credit agreement previously in place with LaTex, LaTex's subsidiary, LaTex Petroleum, entered into hedging agreements with the Bank designed to enable LaTex to (a) obtain agreed upon net realized prices for LaTex's oil and gas production (the "LaTex Oil and Gas Hedging Agreements") and (b) protect LaTex against fluctuations in interest rates with respect to the principal amounts of all loans under the LaTex credit agreement. Under the Alliance Credit Agreement, the Bank agreed to make available, at its sole discretion, to the Company the amount of $2,500,000 ("Tranche B Facility") to reduce or terminate certain oil and gas hedging agreements entered into with LaTex. As at January 31,1998 $2.472 million had been drawn under the Tranche B Facility by the Company.

Impact of Inflation and Changing Prices.

The business of the Company is not seasonal but is sensitive to crude oil and natural gas pricing, margins between crude oil and refined products, and chemical margins. Inflation impacts the Company by increasing costs of labor and suppliers, and increasing costs of acquiring and replacing property, plant and equipment. The replacement cost of property, plant and equipment is generally greater than the historical cost as a result of inflation.


ISSUES RELATED TO THE YEAR 2000

As the year 2000 approaches, there are uncertainties concerning whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. Because of the nature of the oil and gas industry and the necessity for the Company to make reserve estimates and other plans well beyond the year 2000, the Company's computer systems and software were already configured to accommodate dates beyond the year 2000. The Company believes that the year 2000 will not pose significant operational problems for the Company's computer systems. The Company has not however, completed its assessment of third parties with which it deals, and it is not possible at this time to assess the effect of a third party's inability to adequately address year 2000 issues.

ITEM 10   DIRECTORS AND OFFICERS

The following table sets forth the name, age, position with Alliance and principal occupations of each of the directors and executive officers of Alliance.


NAME                           AGE   POSITION WITH ALLIANCE AND                 INITIALLY
                                     PRINCIPAL OCCUPATION                        ELECTED
-----------------------------------------------------------------------------------------
John A. ("Jak") Keenan          43   Chairman and Managing Director,                1996
                                     Chief Executive Officer
H. Brian K. Williams            43   Director,                                      1996
                                     Chief Financial Officer
Paul R. Fenemore                42   Director,                                      1996
                                     Operations and Business Development
M. Philip Douglas               58   Director                                       1993
                                     (Chairman of the Remuneration Committee)
William J. A. Kennedy           58   Director                                       1993
                                     (Chairman of the Audit Committee)

Christopher R. L. Samuelson     51   Director                                       1996

John R Martinson                61   Director                                       1997

Michael E  Humphries            41   Director                                       1997


JOHN A. ("JAK") KEENAN is an experienced executive in the U.S. and international oil industry. From 1986 until 1992, Mr. Keenan was First Vice President of Corporate Development for Great Western Resources Inc., an independent oil and gas exploration and production company listed on the London Stock Exchange. In that role he oversaw corporate acquisitions and divestitures and also was the senior legal officer for the company. In 1990, Mr. Keenan assumed the additional role of Chief Operating Officer for Great Western and in that role was responsible for day to day administration of the company's affairs. In 1992, Mr. Keenan was elected a director of Great Western and appointed President of its Oil & Gas Division. In that capacity he oversaw the day to day operations of the division that included both domestic operations as well as international operations in Peru. He resigned his position at Great Western in August, 1995 and accepted a position with the law firm of Jenkens & Gilchrist in Houston, Texas, where he specialized in oil and gas transactions. He left Jenkens & Gilchrist in February, 1996 to assume a role overseeing Alliance's U.S. operations. He was elected a director of Alliance in April, 1996 and appointed Managing Director in May, 1996. Mr. Keenan is a U.S. citizen.

H. BRIAN K. WILLIAMS joined the Board as Finance Director in June 1996. He is a chartered accountant and formerly the Finance Director of Pict Petroleum PLC and previously with Hamilton Brothers and British National Oil Corporation. Mr. Williams is a citizen of the United Kingdom.

PAUL R. FENEMORE was appointed to the Board of Alliance in May 1996 as Operations and Business Development Director. He has previously served in a variety of technical and management positions in Amoco, Gulf Oil, Hamilton Brothers, Cairn Energy and Amerada Hess. Mr. Fenemore is a citizen of the United Kingdom.

M. PHILIP DOUGLAS is Chairman of the Remuneration Committee and is a former director of and head of international investment at Morgan Grenfell, where he spent 16 years. He is also a director of GT Management. Mr. Douglas is a citizen of the United Kingdom.

WILLIAM J. A. KENNEDY is Chairman of the Audit Committee. After 25 years in the investment industry, he served as a vice president of a major conglomerate, Crownx Inc. For the past five years he has operated a management consulting service and sits on the boards of three public Canadian companies. Mr. Kennedy is a citizen of Canada.

CHRISTOPHER R. L. SAMUELSON joined the Board as a non-executive director in April 1996. He has an extensive background in investment management and banking and currently holds the position of Group Chief Executive of Valmet, a large international trust company with whom he has been associated for the last twelve years. He also holds a wide number of directorships around the world. Mr. Samuelson is a citizen of the United Kingdom.

JOHN R. MARTINSON joined the Board as a non-executive director in April 1997. He has a B.Sc. degree in engineering and a masters degree in business administration. He became a director of LaTex Resources, Inc. in

May 1995, having served as a consultant to that company since 1994. He is managing director of Wood Roberts, LLC, where he has been engaged in financial consulting since January 1989. From 1973 to 1988 Mr Martinson was an independent oil and gas entrepreneur. Previously, he was with Kidder Peabody & Co., Oppenheimer & Co. and Mobil Corporation. Mr Martinson is a US citizen

MICHAEL E. HUMPHRIES joined the Board as a non-executive director in December 1997. Having begun his career at Britoil Plc., he has spent 16 years working in the international oil and gas arena and is currently Senior Vice President of Rothschild Natural Resources, LLC, based in Washington DC, USA, where he has responsibility for Rothschild's oil and gas activities in North America. Mr Humphries is a citizen of the United Kingdom.


ITEM 11   COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate compensation paid by Alliance to its directors and executive officers as a group for services in all capacities for the year ended April 30, 1997 was $677,355. In addition during the year ended April 30, 1997 Alliance contributed $7,757 to the personal pension plan of one of the directors.

The total compensation (excluding pension contributions) paid to the persons who served as directors in the fiscal year ended April 30, 1997 is set forth below in the following summary compensation table:-


                       SALARY        FEES      CONSULTANCY    TERMINATION     BENEFITS         TOTAL            TOTAL
                                                  FEES          PAYMENTS                        1997            1996
                          $           $             $              $              $              $                $
                   ------------------------------------------------------------------------------------------------------
EXECUTIVE
DIRECTORS
J A Keenan            150,333                                                   5,061           155,394              -
P Fenemore            142,789                                                                   142,789              -
H B K Williams        144,751                                                                   144,751              -

NON-EXECUTIVE
DIRECTORS
D P Maley             13,386      12,169         48,678          48,678                        122,911         57,436
MP Douglas                        16,226                                                        16,226         30,012
WJA Kennedy                       16,226                                                        16,226         63,268
CRL Samuelson                     12,169         54,720                                         66,889              -
S J Robinson                      12,169                                                        12,169              -

PAST DIRECTORS                                                                                                422,507
                   ------------------------------------------------------------------------------------------------------
Total                451,259      68,959        103,398          48,678        5,061           677,355        573,223
                   ------------------------------------------------------------------------------------------------------

SERVICE CONTRACTS

The service contracts of all executive Directors are for an initial term of 2 years, thereafter continuing for additional periods of 1 year (save for that of John A Keenan which continues for additional periods of 2 years) and which expire at age 65, the company's normal retirement date. Save for the initial fixed two year term (and John A Keenan's continuing periods of 2 years), there is no pre-determined compensation on termination which exceeds one year's salary and benefits in kind.

The Remuneration Committee considers the notice periods to be appropriate given Company requirements and the need to retain and motivate Executives of the quality required.


The non-executive Directors appointments are for a fixed period of 3 years, subject to their initial appointment and retirement by rotation being approved by shareholders in Annual General Meeting under the provisions of the Company's Articles of Association. No compensation is payable on early termination of the appointment.

ITEM 12   OPTIONS

The Company has in place two Share Option Schemes, one of which is an Inland Revenue approved scheme and which is open to UK resident executive Directors and senior executives. The second Share Option Scheme is open to overseas executive Directors and senior executives. Awards are subject to the recommendation of the Remuneration Committee.

During the year ended April 30, 1997, the following share options were granted pursuant to the Alliance Share Option Schemes to Directors of the Company, exercisable at 80p per share.

           John A Keenan                      150,000 options
           H Brian K Williams                  62,500 options
           Paul R Fenemore                     25,000 options

The number of shares comprised in the options and the exercise price have been adjusted to reflect the 40 for 1 share consolidation which became effective after the options were granted.


ITEM 13        INTEREST OF MANAGEMENT IN TRANSACTIONS

None

                                    PART II


ITEM 14        DESCRIPTION OF SECURITIES TO BE REGISTERED

None

                                    PART III


ITEM 15        DEFAULTS UPON SENIOR SECURITIES

None


ITEM 16        CHANGES IN SECURITIES

None

                                    PART IV


ITEM 17        FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19    FINANCIAL STATEMENTS AND EXHIBITS

                                                                    Page
(a)  Financial Statements
     --------------------

     Independent  Auditors' Report                                   F-2
     Consolidated Statements of Income for the years ended April 30,
     1997, 1996 and 1995                                             F-3
     Consolidated Balance Sheets as at April 30,1997 and 1996        F-4
     Consolidated Statement of Stockholders' Equity for the years
     ended April 30, 1997, 1996 and 1995                             F-5
     Consolidated Statement of  Total Recognised Gains and Losses
     for the years ended April 30, 1997, 1996 and 1995               F-6
     Consolidated Statements of Cash Flows for the years ended
     April 30,1997,1996 and 1995                                     F-7
     Notes to the Consolidated Financial statements                  F-8 to F-21
     Supplemental Oil and Gas data (unaudited)                       F-22

(b)  Exhibits
     --------

     Articles of Association

REPORT OF  INDEPENDENT  AUDITORS


To the Board of Directors
ALLIANCE RESOURCES PLC


We have audited the consolidated financial statements of Alliance Resources PLC and subsidiaries listed in the accompanying index on page F-1 These consolidated financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom, which are substantially in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects the financial position of Alliance Resources Plc and subsidiaries as of April 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended April 30, 1997 in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for each of the years in the three year period April 30, 1997 and shareholders' equity as at April 30, 1997 and 1996, to the extent summarized in Note 25 to the consolidated financial statements.



KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England

October 24, 1997

ALLIANCE RESOURCES PLC AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME



                                                                         YEAR ENDED APRIL 30,
                                                                  ------------------------------------
                                                                        1997        1996        1995
                                                            NOTES     $   000     $   000     $    000
Revenues:
Oil and natural gas sales and other operating revenues       (2)        3,681       3,686        1,483
                                                                      -------     -------     --------

Costs and expenses:                                          (5)
Exceptional amounts written off oil and gas interests        (3)            -           -      (14,881)
Exceptional costs arising from irregularities                (4)         (292)       (589)      (1,787)
Direct operating expenses                                              (1,627)     (2,262)        (933)
Selling, general and administrative expenses                           (2,575)     (2,629)      (1,637)
Depreciation, depletion and amortization                               (1,117)     (1,668)         (63)
                                                                      -------     -------     --------

Operating (loss)                                             (6)       (1,930)     (3,462)     (17,818)
Other income and deductions:
Interest (net)                                               (8)          103         229         (114)
Profit on sales of fixed asset investment                                   -           -          183
Exceptional amounts written off investments                  (7)            -        (201)        (464)
Foreign exchange gains/(losses)                                             -        (159)           -
                                                                      -------     -------     --------

Net (loss)                                                             (1,827)     (3,593)     (18,213)
                                                                      =======     =======     ========

Loss per share (cents)                                      (10)        (0.48)      (1.10)       (13.0)
                                                                      =======     =======     ========

ALLIANCE RESOURCES PLC AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEET

                                                                                    AS AT APRIL, 30
                                                                                  -------------------
ASSETS                                                                              1997        1996
                                                                           Notes  $    000   $    000
                                                                           -----  --------   --------
Current assets:
Cash and cash equivalents                                                            1,461      1,177
Receivables:                                                                (13)
  Trade                                                                                326        736
  Other                                                                                260        557
Prepaid expenses                                                                     2,264         64
                                                                                  --------   --------
Total current assets                                                                 4,311      2,534
                                                                                  --------   --------
Net property, plant and equipment (full cost method for oil and
 gas properties)                                                            (11)     4,276      7,311
                                                                                  --------   --------

Total assets                                                                         8,587      9,845
                                                                                  ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:                                                        (14)
  Bank loans and overdrafts                                                              -         37
  Development loans                                                                      6          5
  Trade accounts payable                                                               925      1,279
  Accrued expenses                                                                     155          -
  Merger cost accrual                                                                1,082          -
  Other                                                                                377        677
                                                                                  --------   --------
Total current liabilities                                                            2,505      1,998
Long term debt, excluding current installments                              (15)        85         92
Provisions for liabilities and charges                                      (16)        36          -
                                                                                  --------   --------
Total liabilities
                                                                                     2,626      2,090
                                                                                  --------   --------

Stockholders' equity:
Ordinary shares, (Pounds)0.01 par value. Authorized 465,000,000 shares;     (17)     5,105   5,105
issued 324,152,633 in 1997 and 1996
Share premium                                                                       20,157     20,157
Merger reserve                                                                         401        401
Retained earnings                                                                  (19,702)   (17,908)
                                                                                  --------   --------
Total stockholders' equity                                                           5,961      7,755
                                                                                  --------   --------

Total liabilities and stockholders' equity                                           8,587      9,845
                                                                                  ========   ========

ALLIANCE RESOURCES PLC AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                            ADDITIONAL   TOTAL                                    STOCK
                                ORDINARY    SHARES TO   PAID IN   MERGER   SPECIAL   RETAINED    HOLDERS
                                 SHARES     BE ISSUED   CAPITAL   RESERVE  RESERVE   EARNINGS    EQUITY
                                 $   000      $   000   $   000      $000  $   000   $    000   $    000
                                 -------   ----------   -------   -------  -------   --------   --------


As at April 30, 1994               5,385            -    12,116         -        -     (5,212)    12,289
Issues of shares                     449            -     1,931       401        -          -      2,781
Shares to be issued                    -        2,030         -         -        -          -      2,030
Share issue costs                      -            -      (317)        -        -          -       (317)
Capital reduction                 (3,310)           -    (5,808)        -    4,300      4,818          -
Retained loss for the year             -            -         -         -        -    (18,213)   (18,213)
Foreign exchange translation           -            -         -         -        -         (8)        (8)
                                 -------   ----------   -------   -------  -------   --------   --------


As at April 30, 1995               2,524        2,030     7,922       401    4,300    (18,615)    (1,438)
Issues of shares                   2,581       (2,030)   12,678         -        -          -     13,229
Share issue costs                      -            -      (443)        -        -          -       (443)
Special reserve transfer               -            -         -         -   (4,300)     4,300          -
Retained loss for the year             -            -         -         -        -     (3,593)    (3,593)
                                 -------   ----------   -------   -------  -------   --------   --------


As at April 30, 1996               5,105            -    20,157       401        -    (17,908)     7,755
Retained loss for the year             -            -         -         -        -     (1,827)    (1,827)
Foreign exchange translation           -            -         -         -        -         33         33
                                 -------   ----------   -------   -------  -------   --------   --------

As at April 30, 1997               5,105            -    20,157       401        -    (19,702)     5,961
                                 -------   ----------   -------   -------  -------   --------   --------

ALLIANCE RESOURCES PLC AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES



                                                        YEAR ENDED APRIL 30
                                                    ----------------------------

                                                       1997      1996       1995
                                                    $   000   $   000   $    000

Loss for the year                                    (1,827)   (3,593)   (18,213)
Foreign exchange translation                             33         -         (8)
                                                    -------   -------   --------
Total recognized gains and losses for the period     (1,794)   (3,593)   (18,221)
                                                    =======   =======   ========


ALLIANCE RESOURCES PLC AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS





                                                                       YEAR ENDED APRIL 30
                                                                    --------------------------
                                                                     1997      1996      1995
                                                                    $  000   $   000   $   000
                                                                    ------   -------   -------
                                                             Notes

NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES             18    (524)   (5,399)    1,987
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                 19      54       208      (114)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                    19   1,432    (2,512)   (4,045)
                                                                    ------   -------   -------
Cash inflow / (outflow) before use of liquid resources
and financing                                                          962    (7,703)   (2,172)

FINANCING                                                       19    (674)    9,765     2,654
                                                                    ------   -------   -------
INCREASE IN CASH IN THE PERIOD                                         288     2,062       482
                                                                    ======   =======   =======

RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET FUNDS /
(DEBT)                                                          20

INCREASE IN CASH IN THE PERIOD                                         288     2,062       482
Decrease/(increase) in loans                                             7       528      (620)
Translation difference                                                  33         -        (8)
                                                                    ------   -------   -------
MOVEMENT IN NET FUNDS IN THE PERIOD                                    328     2,590      (146)
NET FUNDS / (DEBT) AT BEGINNING OF PERIOD                            1,048    (1,542)   (1,396)
                                                                    ------   -------   -------
NET FUNDS/ (DEBT) AT END OF PERIOD                                   1,376     1,048    (1,542)
                                                                    ======   =======   ========

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

         (a)     Basis of preparation

         The accounting policies set out in (b) to (n) below have been used by the Company in the preparation of the financial statements.

         The Cashflow Statement has been prepared in accordance with Financial Reporting Standard 1 (Revised 1996) - "Cash Flow Statements" and the comparative figures have been restated.

         (b)     Accounting conventions

         The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

         (c)     Basis of consolidation

         The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertakings.

         (d)     Goodwill

         Goodwill relating to businesses purchased by the Group, where arising, is set off immediately against reserves.

         (e)     Reporting currency

         The Group's current operations are in the oil and gas industry in the United States and are conducted through its subsidiaries, Alliance Resources (USA) Inc. and Source Petroleum Inc.. Transactions are conducted primarily in US dollars. As a result, the directors consider that the US dollar is the functional currency of the Group and the Group's financial statements have been prepared in US dollars. The Company's share capital is denominated in sterling and for the purposes of the financial statements, is translated into US dollars at the rate of exchange at the time of its issue.


        (f)      Foreign currency translation

        The accounts of companies of the Group whose functional currency is not US dollars are translated for consolidation purposes at the rate of exchange ruling at the balance sheet date. Exchange differences arising on the retranslation of opening net assets are taken directly to reserves.

        For those companies whose functional currency is US dollars, transactions with third parties are translated into US dollars at the exchange rate prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the exchange rate prevailing at the balance sheet date. Any exchange gain or loss is dealt with through the profit and loss account.

        (g)      Abandonment

        Provision is made for abandonment costs net of estimated salvage values, on a unit-of-production basis, where appropriate.

       (h)     Turnover

       Turnover represents income from production and delivery of oil and gas, recorded net of royalties and fees for the provision of technical services. All turnover arises from activities within the United States.

       (i)     Oil and gas interests

       The Group follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalised as tangible fixed assets. Such costs include lease acquisition costs, geological and geophysical costs, the costs of drilling both productive and non-productive wells, production equipment and related overhead costs. Capitalised costs, plus estimated future development costs are accumulated in pools on a country-by-country basis and depleted using the unit-of-production method based upon estimated proved net reserve volumes. Reserve volumes are combined into equivalent units using relative energy content.

       Costs of acquiring and evaluating unproved properties and major development projects are excluded from the depletion calculation until it is determined whether or not proved reserves are attributable to the properties, the major development projects are completed, or impairment occurs, at which point such costs are transferred into the pool.

       Proceeds from the sale or disposal of properties are deducted from the relevant cost pool with any overall deficit or surplus being recognised in the profit and loss account.

       The Group performs a `ceiling test' calculation in line with industry practice. Costs permitted to be accumulated in respect of each cost pool are limited to the future estimated net recoverable amount from estimated production of proved reserves. Future estimated net recoverable amounts are determined using prices and cost levels at the balance sheet date.

       (j)     Depreciation of other fixed assets

       Other tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight line basis to write off the cost of assets, net of estimated residual values, over their estimated useful lives as follows:

       Fixtures and equipment  -    3 to 7 years
       Freehold buildings      -    30 years

       No depreciation is provided on freehold land.

       (k)     Deferred taxation

       Deferred taxation, calculated using the liability method, is provided where it is probable that a liability will crystallise.

       (l)     Joint ventures

       The Group's exploration, development and production activities are generally conducted in joint ventures with other companies. The financial statements reflect the relevant proportions of turnover, production, capital expenditure and operating costs applicable to the Group's interests.

       The effects of redeterminations of equity interests in joint ventures are accounted for when the outcome of the redetermination is known.

       (m)     Fixed asset investments

       Fixed asset investments are stated at cost less any provisions required for permanent diminutions in value.

       (n)     Leases

       Rentals under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

NOTE 2 - SEGMENTAL REPORTING

       The Group's current operating activities are principally conducted in the United States of America and relate to the oil and gas exploration and production business and the provision of oil and gas services to this business. All turnover arises from activities within the United States of America, with turnover by destination not materially different from turnover by origin.

NOTE 3 - EXCEPTIONAL AMOUNTS WRITTEN OFF OIL AND GAS INTERESTS

       The proved oil and gas reserves of the Group and the net recoverable amount arising therefrom were estimated as at April 30, 1995 by Ryder Scott Company, a firm of independent petroleum engineers following the discovery that Valentine #14 well was not capable of commercial production and that the Group had relinquished title to its undeveloped acreage in the Valentine field.

       The amount of $14,881,000 written off in the year to April 30, 1995 represents the write down relating to the carrying value of the Group's oil and gas interests as restated after the reclassification of $1,787,000 as a separate exceptional item.

NOTE 4 -  EXCEPTIONAL COSTS ARISING FROM IRREGULARITIES

       The exceptional charge comprises:

                                                              1997    1996    1995
                                                              ----    ----    ----
                                                              $ 000  $ 000   $  000
       Loss arising from transactions with certain companies
       related to Mr. O'Brien                                     -     73    1,787
       Professional fees                                        121    788        -
       Settlement with Mr. O'Brien                              171   (272)       -
                                                              -----  -----   ------
                                                                292    589    1,787
                                                              =====  =====   ======

       PROFESSIONAL FEES

       The exceptional cost of $121,000 in the year to April 30, 1997 (1996:
       $788,000 ; 1995: $ nil) relates to the cost of professional assistance obtained by the directors in relation to actions taken arising from the alleged fraudulent activities in the period in which Mr. O'Brien was Chief Executive.

       PROCEEDS RESULTING FROM THE SETTLEMENT WITH MR. O'BRIEN

       The financial statements for the year ended April 30, 1995 were restated following the conclusion of an investigation into the losses suffered by the Company as a result of alleged fraudulent activities concerning Mr O'Brien, a former Chief Executive of the Group.

       As part of the settlement reached with Mr. O'Brien, the 10,351,966 shares in the Company held in the name of Progas Holdings Ltd. have now been sold and the Company has received the proceeds of such sale amounting to $123,023.

NOTE 5 - OPERATING COSTS


                                                              1997    1996     1995
                                                            ------  ------  -------
                                                            $  000  $  000  $   000
 Total operating costs were:                                 5,611   7,148   19,301
                                                            ======  ======  =======

 Made up as follows:
 Cost of sales
  Exceptional amounts written off oil and gas
  interests                                                      -       -   14,881
  Exceptional costs arising from irregularities                  -       -    1,787
  Operating costs and production taxes                       1,701   2,318      996
  Depletion of oil and gas interests                         1,043   1,612        -
                                                            ------  ------  -------
                                                             2,744   3,930   17,664
                                                            ======  ======  =======


 Administrative expenses
  Exceptional professional fees
  net of settlement proceeds  (note 4)                         292     589        -
  Administrative expenses                                    2,575   2,629    1,637
                                                            ------  ------  -------
                                                             2,867   3,218    1,637
                                                            ======  ======  =======

 The gross profit / (loss) was:-                               937    (244) (16,181)
                                                            ======  ======  =======



NOTE 6 -    OPERATING LOSS

     The operating loss has been arrived at after charging the following:


                                                              1997    1996    1995
                                                             ------  ------  -------
                                                             $  000  $  000  $   000

     Auditors' remuneration - audit                              55     188       48
     Auditors' remuneration - other fees paid to
     the auditors and its associates                             29      41       68
     Depreciation, depletion and amortisation of
     tangible fixed assets (excluding oil and gas assets)        74      56       63
     Depreciation, depletion and amortisation of
     oil and gas fixed assets                                 1,043   1,612   14,881
     Abandonment provision                                       16       -        -
     Rentals payable in respect of operating leases
      Lease costs on buildings                                   41      35       62
      Hire of plant and equipment                                55      78        4
                                                              =====   =====   ======

NOTE 7 -  EXCEPTIONAL AMOUNTS WRITTEN OFF INVESTMENTS

     Following the removal of Mr. O'Brien in September 1995, the Group reviewed its portfolio of investments, unlisted investments and joint venture interests. It was considered unlikely that significant amounts would be recovered from the Tatarstan investment or from the Geos joint venture. Accordingly, additional charges were made to the profit and loss account in the year ended 30 April 1996 in respect of costs incurred in relation to these investments .



NOTE 8 - INTEREST (NET)

                                                          1997    1996    1995
                                                         -----   -----   -----
                                                         $ 000   $ 000   $ 000

          Interest receivable                              113     257      49
          On bank loans and overdrafts wholly
            repayable within 5 years                       (10)    (28)   (163)
                                                         -----   -----   -----
                                                           103     229    (114)
                                                         =====   =====   =====


NOTE 9 - TAXATION

     No material charge to UK corporation tax or US Federal income tax arises on the results for the year to April 30, 1997 (1996: $ nil 1995: $ nil) due to the availability of substantial losses for taxation purposes.

     Deferred taxation has not been provided as at April 30, 1997 as sufficient losses exist to extinguish potential deferred liabilities (1996: $ nil ; 1995: $nil).

NOTE 10 - LOSS PER SHARE

     The calculation of loss per share is based upon the following:
                                           1997           1996         1995
                                           ----           ----         ----

     Loss for the period ($000)               1,827          3,593       18,213
                                        ===========    ===========  ============

     Weighted average number of shares  324,152,633    317,175,674  140,416,616
                                        ===========    ===========  ============

NOTE 11 - NET PROPERTY, PLANT & EQUIPMENT

                                                 FREEHOLD
                                                 LAND AND  OIL AND GAS    FIXTURES &
                                                 BUILDING   INTERESTS     EQUIPMENT    TOTAL
                                                 --------  ------------  -----------  --------
                                                     $000      $   000         $000   $   000

     Cost
     - At May 1, 1996                                 104       25,304          113    25,521
     - Additions                                        -          270           41       311
     - Disposals                                        -       (3,005)          (4)   (3,009)
                                                  -------      -------      -------   -------
     At April 30, 1997                                104       22,569          150    22,823
                                                  -------      -------      -------   -------

     Depreciation, depletion and amortization
     - At May 1, 1996                                   4       18,197            9    18,210
     - Charge for the year                              3        1,043           71     1,117
     - Disposals                                        -         (778)          (2)     (780)
                                                  -------      -------      -------   -------
     At April 30, 1997                                  7       18,462           78    18,547
                                                  =======      =======      =======   =======
     Net book value

     At April 30, 1997                                 97        4,107           72     4,276
                                                  =======      =======      =======   =======

     At April 30, 1996                                100        7,107          104     7,311
                                                  =======      =======      =======   =======

     A substantial portion of the Group's oil and gas exploration, development and production activities are conducted jointly with others.

     All of the Group's producing oil and gas interests are located in one onshore US oil and gas pool.

     Pre-development expenditure amounting to $71,000 incurred on international prospects was capitalised during the year. Of the $71,000 capitalised, $35,000 was written-off under the impairment test carried out at April 30, 1997.

     Freehold land of $25,000 is not depreciated.

NOTE 12 - PRINCIPAL SUBSIDIARY UNDERTAKINGS

     The principal subsidiaries of the Company at April 30, 1997, all of which were wholly owned, were as follows:-

                                                              ISSUED AND
                                   PLACE OF                   FULLY PAID                  %                      NATURE OF
                                   REGISTRATION               SHARE CAPITAL               OWNED                  BUSINESS
                                   ------------               -------------               -----                  --------

 Alliance Resources (USA), Inc.    USA                         2,000                        100                   Oil and gas
                                                               common shares                                      exploration
                                                               US$1 each                                          and
                                                                                                                  production

 Manx Petroleum Plc*               England                     2,585,705                    100                   Oil services
                                                               ordinary shares
                                                               of 5p each and
                                                               1,300,000
                                                               deferred shares
                                                               of 95p each
 Celtic Basin Oil
 Exploration Ltd.                 England                      621,110                      100                   Oil and gas
                                                               ordinary shares                                    exploration
                                                               of (Pounds)1 each                                  and
                                                                                                                  production

 Source Petroleum, Inc.           USA                          1,000 common                 100                   Oil and gas
                                                               shares of US$1                                     exploration
                                                               each                                               and
                                                                                                                  production

 Alliance Resources Group Inc.*   USA                          100 common                   100                   Investment
                                                               shares of US$1                                     holding
                                                               each

 ARNO, Inc.                       USA                          100 common                   100                   Oil and gas
                                                               shares of no                                       exploration
                                                               par value                                          and
                                                                                                                  production
 *  owned directly by the Company

 The place of registration of each subsidiary undertaking is also its principal country of operation.

NOTE 13 - ACCOUNTS RECEIVABLE

                                                        1997        1996
                                                        ----        ----
                                                        $000        $000
 Due within one year
 - Trade debtors                                         326         736
 - Other debtors                                         260         557
 - Prepayments and accrued income:
       Acquisition and share and debt issue expenses   2,223           -
       Other                                              41          64
                                                       -----       -----
                                                       2,850       1,357
                                                       =====       =====

NOTE 14 - CURRENT LIABILITIES
                                                                1997     1996
                                                                ----     ----
                                                                $000     $000

 Bank loans (secured)                                              -       37
 Trade creditors                                                 925    1,279
 Other creditors including taxation and social security        1,419      677
 Other loans                                                       6        5
 Accruals                                                        155        -
                                                              ------   ------
                                                               2,505    1,998
                                                              ======   ======

NOTE 15 - LONG-TERM DEBT AND OTHER LIABILITIES
                                                                1997     1996
                                                                ----     ----
                                                                $000     $000

 Other loans (secured)                                            85       92
                                                              ======   ======
 Other loans were repayable as follows:
                                                                1997     1996
                                                                ----     ----
                                                                $000     $000

 Less than one year (see note 16)                                  6        5
 Between one and two years                                         6        6
 Between two and five years                                       24       21
 After five years                                                 55       65
                                                              ------   ------
                                                                  91       97
 Less: amounts included in creditors falling
 due within one year                                              (6)      (5)
                                                              ------   ------
 Amounts due after more than one year                             85       92
                                                              ======   ======

     Other loans as at April 30, 1997 comprised a $91,000 (1996: $97,000) loan repayable in instalments, bearing interest at 9% per annum, which was secured on the Group's freehold land and buildings.


NOTE 16 - PROVISION FOR LIABILITIES AND CHARGES

     Represents a provision for abandonment costs on the Group's producing wells.

                                      1997
                                      ----
                                     $ 000
     At  May 1, 1996                   Nil
     Current year charge to P & L       16
     Reallocation from creditors        20
                                     -----
     At April 30, 1997                  36
                                     =====

NOTE 17 -  SHARE CAPITAL


     NUMBER                                        1997          1996
                                           ------------  ------------

     Authorised
     - ordinary shares of 1p each           465,000,000   465,000,000
                                           ============  ============
     Allotted, called up and fully paid
     - ordinary shares of 1p each           324,152,633   324,152,633
                                           ============  ============

                                                   1997     30 APR 96
                                           ------------  ------------
     AMOUNT IN STERLING                     (Pounds)000   (Pounds)000

     Authorised
     - ordinary shares of 1p each                 4,650         4,650
                                           ============  ============
     Allotted, called up and fully paid
     - ordinary shares of 1p each                 3,242         3,242
                                           ============  ============

                                                   1997          1996
                                           ------------  ------------
     AMOUNT IN US DOLLARS                  $        000  $        000

     Allotted, called up and fully paid
     - ordinary shares of 1p each                 5,105         5,105
                                           ============  ============

     ISSUE OF SHARES

     No shares were issued in the year to April 30, 1997. Details of the shares issued since April 30, 1997 are set out in Note 22.

     SHARE CONSOLIDATION

     On May 1, 1997 a share consolidation was effected whereby every existing 40 ordinary shares of 1p. each were consolidated into 1 ordinary share of 40p. each.

     SHARE OPTIONS

     By an agreement dated March 31, 1994, the Company granted to John Duncan and Co. Limited an option to subscribe for 50,000 ordinary shares of 40p. each at (Pounds)3.00 per share (adjusted to reflect the 40 for 1 share consolidation mentioned above) in consideration for professional services. The option is exercisable in whole or in part at any time from January 1, 1998 up to and including December 31, 2001.

     The Company has in place two Share Option Schemes, one of which is an Inland Revenue approved scheme and which is open to UK resident executive Directors and senior executives. The second Share Option Scheme is open to overseas executive Directors and senior executives. Awards are subject to the recommendation of the Remuneration Committee.

     During the year ended April 30, 1997, the following share options were granted pursuant to the Alliance Share Option Schemes to Directors of the Company, exercisable at 80p per share.

              John A Keenan                         150,000 options
              H Brian K Williams                     62,500 options
              Paul R Fenemore                        25,000 options

     The number of shares comprised in the options and the exercise price have been adjusted to reflect the 40 for 1 share consolidation which became effective after the options were granted.

NOTE 18 - RECONCILIATION OF OPERATING PROFIT TO OPERATING CASHFLOWS

                                                         YEAR ENDED APRIL 30
                                                    -----------------------------
                                                      1997      1996      1995
                                                    --------  --------  ---------
                                                    $   000   $   000   $    000

     Operating loss                                  (1,930)   (3,462)   (17,818)
     Exceptional amounts written off                      -         -     14,881
     Profit on sale of investments                        -       (51)         -
     Depreciation, depletion and amortization of
     oil and gas interests                            1,043     1,612          -
     Depreciation of non-oil and gas interests           74        56         63
     Abandonment                                         16         -          -
     Decrease / (increase) in debtors                   743      (138)       114
     Decrease in creditors                             (470)   (3,416)     4,747
                                                    -------   -------   ---------
     Net cash outflow from operating activities        (524)   (5,399)     1,987
                                                    =======   =======   =========

NOTE 19 - ANALYSIS OF CASHFLOWS FOR HEADINGS NETTED IN THE CASHFLOW STATEMENT

                                                                             YEAR ENDED APRIL 30
                                                                             -------------------
                                                                      1997               1996               1995
                                                                     $  000            $   000            $   000
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                        64                236                 49
Interest paid                                                           (10)               (28)              (163)
                                                                     ------            -------            -------
NET CASH INFLOW  FOR RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                                                 54                208               (114)
                                                                     ======            =======            =======

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                      (321)            (3,270)            (3,413)
Purchase of investments                                                   -                (59)              (165)
Acquisition expenses                                                   (474)                 -               (941)
Sales of investments                                                      -                 77                474
Sale of tangible fixed assets                                         2,227                740                  -
                                                                     ------            -------            -------

NET CASH INFLOW/(OUTFLOW)  FOR CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT                                                  1,432             (2,512)             (4045)
                                                                     ======            =======            =======

FINANCING
Issue of new shares                                                       -             12,087                  -
Share issue costs                                                      (536)              (443)              (317)
Repayment of development loans                                            -             (1,351)             2,351
Repayment of other loans                                                 (7)              (528)               620
Debt issue costs                                                       (131)                 -                  -
                                                                     ------            -------            -------

NET CASH (OUTFLOW)/ INFLOW FROM FINANCING                              (674)             9,765              2,654
                                                                     ======            =======            =======

NOTE 20 - ANALYSIS OF NET DEBT


                                             MAY 1, 1996   CASHFLOW   EXCHANGE  APRIL 30, 1997
                                                                      MOVEMENT
                                                    $000     $000         $000          $ 0000
  Cash in hand, at bank                            1,177        251         33           1,461
  Cash overdraft                                     (37)        37          -               -
  Debt due > 1 year                                  (92)         7          -             (85)
                                                  ------     ------     ------          ------
                                                   1,048        295         33           1,376
                                                  ======     ======     ======          ======

NOTE 21 - EMPLOYEES

                                                              1997       1996            1995
                                                              $000       $000            $000
                                                             ------     ------          ------

 Staff costs (including Executive Directors)
   Salaries and wages                                           730        661             443
   Social security costs                                         47         82              16
   Termination costs                                             49        178               -
   Other pension costs                                            8          7               -
                                                             ------     ------          ------
                                                                834        928             459
                                                             ======     ======          ======

                                                               1997       1996            1995
                                                               $000       $000            $000
                                                             ------     ------          ------
 Aggregate directors' emoluments (including
 pension contributions) were:
 as directors                                                    69         46               9
 for management services:
 salaries                                                       451        341             216
 benefits-in-kind                                                 5          4               -
 pension contributions                                            8          7               -
 fees to third parties                                          103         26               -
 Payments to former directors in respect of
 termination of contracts                                        49        156               -
                                                             ------     ------          ------
                                                                685        580             225
                                                             ======     ======          ======

  The average number of persons employed by the Group, including Executive Directors, was as follows:

                                                               1997       1996            1995
                                                             ------     ------          ------

 Management and administration                                    6          8               9
 Technical and operational                                        6          7              11
                                                             ------     ------          ------
                                                                 12         15              20
                                                             ======     ======          ======

NOTE 22 - SUBSEQUENT EVENTS

     On May 1, 1997, the Company completed the following transactions:-

     . The acquisition of LaTex Resources, Inc., a US independent oil and gas exploration and production company, for a consideration of the issue, credited as fully paid, of up to 21,448,787 ordinary shares of 40p. each and the issue of 1,927,908 warrants exercisable at various times between November 16, 1997 and December 16, 2002 conferring the right to subscribe for up to 1,927,908 ordinary shares of 40p. each

     . The acquisition from the Bank of America of an overriding royalty interest providing an entitlement to 6.3 % of LaTex's share of hydrocarbons produced from almost all of LaTex's oil and gas properties for a consideration of the issue to the Bank of America of 1,343,750 ordinary shares of 40p. each, warrants to subscribe for 1,210,938 ordinary shares of 40p. each and loan notes convertible into 1,078,125 ordinary shares of 40p. each. The total consideration amounted to $3.8 million.

     . A share consolidation pursuant to which every 40 ordinary shares of 1p. each were consolidated into 1 ordinary shares of 40p.

     . A refinancing of LaTex in consideration for restructuring and arrangement fees charged by Bank of America of $350,000, satisfied as to $200,000 by the issue to Bank of America of 156,250 ordinary shares of 40p. each credited as fully paid and as to $150,000 by the issue to the bank of loan notes convertible into 115,456 ordinary shares of 40p. each.

     The above transactions were approved by the Company's shareholders at an Extraordinary General Meeting held on April 30, 1997 and completed on May 1, 1997. The acquisition of LaTex will be treated as a reverse acquisition under which the Company's historical results will be replaced by those of LaTex and the Company will be incorporated at fair value on May 1, 1997

     On June, 12 1997 the Group sold a number of non-operated properties in 21 fields comprising 33 separate properties located in the states of Colorado, Louisiana, New Mexico, North Dakota, South Dakota, Texas and Wyoming for a cash consideration of $1.9 million. The properties had net reserves of 194,000 barrels of oil and 1.5 billion cubic feet of natural gas as of March 1, 1997, the effective date of the transaction, which represented approximately 3% of the Group's total oil and gas reserves.


NOTE 23 - LITIGATION

     Alliance is party to the following litigation:

     Best Royalties Plc are claiming a sum of $186,368 and a declaration that they are entitled to a sum equal to 40% of Alliance Resources (USA), Inc.'s net cash proceeds received from the Arrowhead well (and payment of the said sum), alternatively damages, plus interest thereon. Alliance denies the claim and is vigorously defending it;


NOTE 24 - CAPITAL COMMITMENTS

     There were no capital commitments contracted at April 30, 1997 (1996: $ nil).

NOTE 25 - SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company's accounting policies conform with United Kingdom generally accepted accounting principles ("UK GAAP") which differ in certain respects from United States generally accepted accounting principles ("US GAAP"). Differences which have a significant effect on the consolidated profit after tax (net income) and shareholders' equity of the Group are set out below.

     (a)  Ceiling tests

     A ceiling test has been carried out, in accordance with UK GAAP on an annual basis, to determine the maximum net book amount of expenditure within the cost pool of oil and gas assets which may be recognized. The ceiling test is based on the Company's best estimate of the future undiscounted cash flows from the underlying properties. Under US GAAP, SEC regulations require ceiling tests to be computed at current prices discounted to present value at 10% on a quarterly basis. Under UK GAAP a ceiling test deficit should be written off to expense only if it indicated a permanent diminution in value. Under US GAAP any deficit calculated on the standard basis should be charged immediately to the profit and loss account.

     (b)  Goodwill

     Under UK GAAP goodwill arising on acquisitions has been set off directly against reserves. Under US GAAP, goodwill arising from acquisitions is capitalized and amortized over its estimated useful life. However, following irregularities mentioned above, US GAAP requires the balance to be written of in 1995.

     (c)  Estimated proceeds of Alliance shares

     As set out in note 4, the Company in the year ended April 30, 1996 recognized an exceptional credit of $272,000 relating to the right to receive the proceeds of the sale of Alliance shares resulting from the settlement with Mr. O'Brien under UK GAAP. Subsequent to the year ended April 30, 1997 the shares were sold and the Company received the proceeds of sale amounting to $123,000. A provision to recognize this recoverable amount was made during the year ended April 30, 1997. Under US GAAP, such proceeds are recognized only on receipt.

     (d)  Statements of cash flows

     The Company has adopted United Kingdom Financial Reporting Standard No. 1 "Cash Flow Statements" ("FRS 1"). Its objectives and principles are similar to those set out in the US Statement of Financial Standards No. 95 "Statement of Cash Flows" ("SFAS 95"). The principal difference between the standards relates to classification. Under FRS 1, the Company presents its cash flows from (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; and (e) financing activities. SFAS 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows and taxation and returns on investments and servicing of finance shown under

     FRS 1 would, with the exception of dividends paid, be included as operating activities under SFAS 95. The payment of dividends would be included as a financing activity under SFAS 95.

     For purposes of reporting cash flows, all cash at bank and in hand and bank overdrafts repayable on demand are considered to be cash .

     EFFECT ON PROFIT AFTER TAX OF  SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND
                                   US GAAP:

                                          REFERENCE
                                           TO NOTE
                                            ABOVE            YEAR ENDED APRIL 30
                                          ----------  -------------------------------
                                                        1997        1996      1995
                                                      --------   ---------  ---------
                                                         $000        $000        $000

     (Loss) after tax under UK GAAP                    (1,827)     (3,593)    (18,213)
     Adjustments:
     Ceiling test                            a)             -           -      (2,428)
     Resulting adjustment to depletion
     of oil and gas interests                             265         437           -
     Goodwill                                b)             -           -      (1,000)
     Estimated proceeds of Alliance
     shares                                  c)           149        (272)          -
                                                      -------    --------    --------
     Approximate (loss) after tax,
     adjusted for US GAAP                              (1,413)     (3,428)    (21,641)
     Approximate (loss) per Ordinary
     Share (primary), adjusted for US
     GAAP (cents)                                        (0.4)       (1.1)      (15.4)
                                                      =======    ========    ========

     (Loss) per Ordinary Share, UK
      GAAP (cents)                                       (0.6)       (1.1)      (13.0)
                                                      =======    ========    ========

EFFECT ON STOCKHOLDERS' EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US
GAAP:

                                          REFERENCE
                                           TO NOTE
                                            ABOVE             YEAR ENDED APRIL 30
                                          ----------         ---------------------
                                                               1997         1996
                                                             --------     --------
                                                                $000         $000

     Stockholders' equity under UK GAAP                        5,961        7,755
     Adjustments:
     Ceiling test                                a)           (1,726)      (1,991)
     Estimated proceeds of Alliance shares       c)             (123)        (272)
                                                             -------     --------

     Approximate stockholders' equity in
      accordance with US GAAP                                  4,118        5,492
                                                             =======     ========

                   SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)


The following supplemental information on oil and gas exploration and production activities of the group is presented in accordance with Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" ("FAS 69").

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

The Group's estimated proved developed and undeveloped reserves of oil and gas and changes thereto for the years 1997, 1996 and 1995 and proved developed reserves of oil and gas at each year end are set forth in the following table.

Lee Keeling and Associates , an independent consulting company engaged in petroleum reservoir evaluation, carried out an evaluation of the Group's proved reserves as at April 30, 1997. Ryder Scott Company, an independent firm of petroleum engineers, carried out an evaluation of approximately 71% of the Group's proved reserves for the year ended April 30, 1996 and 100% of the Group's reserves as of April 30, 1995.

Proved reserves are reserves of crude oil, condensate, natural gas and natural gas liquids and are estimated quantities as of a specific date, which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions.

Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserve quantities are subject to change over time as additional information becomes available.

                                         1997           1996             1995
                                    --------------  -------------  -----------------
                                     OIL     GAS     OIL    GAS      OIL      GAS
                                    -----  -------  -----  ------  -------  --------
Proved developed and undeveloped
 reserves:
Beginning of year                    628    2,384    468   3,058    1,475    47,673
Revisions of previous estimates      302    1,943    274     (72)  (1,441)  (47,607)
Improved recovery                      -        -    114       -        -
Purchases of minerals in place         -        -      -       -      481     3,230
Sales of minerals in place           (65)  (2,165)  (103)      -        -         -
Production                          (147)    (114)  (125)   (602)     (47)     (238)
                                    ----   ------   ----   -----   ------   -------
End of year                          718    2,048    628   2,384      468     3,058
                                    ====   ======   ====   =====   ======   =======

Proved developed reserves:
Beginning of year                    628    2,384    303   2,083      232       314
                                    ====   ======   ====   =====   ======   =======
End of year                          424      144    628   2,384      303     2,083
                                    ====   ======   ====   =====   ======   =======

Oil reserves, which include condensate and natural gas liquids, are stated in thousands of barrels and gas reserves are stated in millions of cubic feet.

                   SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)


CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

The following table summarizes capitalized costs for oil and gas exploration and production activities and the related accumulated depreciation, depletion and amortization under UK GAAP.

                                                           1997       1996       1995
                                                         ---------  ---------  ---------
                                                         $    000   $    000   $    000
At April 30
Unproved properties                                           189        118        398
Proved properties                                          22,380     25,186     23,984
                                                         --------   --------   --------
Total before depreciation, depletion and amortization      22,569     25,304     24,382
Accumulated depreciation, depletion and amortization      (18,462)   (18,197)   (16,585)
                                                         --------   --------   --------
Net capitalized costs                                       4,107      7,107      7,797
                                                         ========   ========   ========

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth costs incurred in oil and gas property acquisition, exploration and development activities under UK GAAP.

                                                           1997       1996       1995
                                                         ---------  ---------  ---------
                                                              $000       $000       $000
Property acquisitions
  unproved                                                       -        118          -
  proved                                                         -        794      5,092
Exploration and appraisal                                       71          -         20
Development                                                    199        745      3,120
                                                         ---------  ---------  ---------
Total costs incurred                                           270      1,657      8,232
                                                         =========  =========  =========

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

The following sets forth certain information with respect to the Company's results of operations from oil and gas producing activities for the years ended April 30, 1995, 1996 and 1997 under UK GAAP. All of the Company's oil and gas producing activities are located within the United States.

                                                             1997      1996       1995
                                                          ---------  ---------  ---------
                                                               $000       $000       $000
Revenues                                                      3,526      3,330      1,169
Production Costs                                             (1,293)    (1,770)      (756)
Gross production taxes                                         (297)      (311)       (94)
Depreciation depletion amortization and
 valuation provisions                                        (1,043)    (1,612)         -
Write-down of oil and gas properties                              -          -    (14,881)
                                                          ---------  ---------  ---------
Results of operations before income taxes                       893       (363)   (14,562)
Income tax expense                                                -          -          -
                                                          ---------  ---------  ---------
Results of operations (excluding corporate
overhead and interest costs)                                    893       (363)   (14,562)
                                                          =========  =========  =========

                   SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)

STANDARD MEASURE OF DISCONTINUED FUTURE NET CASH FLOWS RELATING TO PROVED CRUDE OIL & GAS RESERVES QUANTITIES

The standardized measure of discounted future net cash flows related to proved crude oil and natural gas reserves is calculated in accordance with the requirements of SFAS 69 and uses reserve definitions as prescribed by the Financial Accounting Standards Board. Estimated future cash flows from production are computed by applying year end prices for crude oil and natural gas and year-end exchange rates to year end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of the reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year end estimated proved reserves based on year-end price levels and assuming the continuance of year end economic conditions. Future production costs include estimated abandonment liabilities. Discounted future net cash flows are calculated using 10% mid-period discount factors.

                   SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)


The information provided below does not represent management's estimate of the Company's expected future cash flows or value of proved reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available and in particular, probable and possible reserves, which may become proved reserves in 1998 or later, are excluded from the calculations. Also, assumptions have been required regarding the timing of future production and the timing and amount of future development and production costs. The calculations assume that economic conditions existing at the end of the reporting year will continue. Other different but equally valid assumptions might lead to significantly different final results. Although calculated in accordance with SFAS 69, the Company therefore cautions against the placing of unwarranted reliance on this information in view of the highly arbitrary nature of the assumptions on which it is based.

                                                        1997      1996      1995
                                                      --------  --------  --------
                                                      $   000   $   000   $   000

Future cash inflows                                    18,292    18,402    14,475

Future development and production costs                (7,472)   (6,622)   (6,909)
                                                      -------   -------   -------

Undiscounted future cash flows before income taxes     10,820    11,780     7,566

10% discount                                           (2,415)   (2,883)   (2,500)
                                                      -------   -------   -------

Standardized measure of discounted future net cash
 flows before income taxes                              8,405     8,897     5,066
                                                      =======   =======   =======


Alliance is a UK listed company which was not required to present standardized measure information. The information available as of April 30, 1997 and 1996 is only available on a before tax basis. The table above has been produced on the basis of all available information.

                   SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)


CHANGES IN STANDARDIZED MEASURE DISCOUNTED FUTURE NET CASH FLOWS

                                                       1997      1996
                                                     --------  --------
                                                        $000      $000

Present value at May 1, 1996                           8,897     5,066
                                                     -------   -------
Sales of crude oil & natural gas produced, net of
  production costs                                    (1,936)   (1,249)
Net changes in prices and production costs               282     1,382
Development costs incurred                                11       734
Changes in future development costs                    (2129)        3
Revisions of previous quantity estimates               7,211     3,346
Sales of minerals in place                            (4,328)     (917)
Accretion of discount                                    889       532
Net change for the year                                 (492)    3,831
                                                     -------   -------
Present value at April 30, 1997                        8,405     8,897
                                                     =======   =======

DEFINITIONS

The terms defined in this Appendix are used throughout this Filing.

Alliance or Company. Alliance Resources PLC, a corporation organized and registered under the laws of England and Wales.

Alliance Group or Group. Alliance and its subsidiary companies bbl. One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

boe. One barrel of oil equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

boepd. One barrel of oil equivalent per day

bopd.  Barrels of oil per day.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Dry Hole; Dry Well; Non-Productive Well. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

Alliance Share or Shares. The ordinary shares of Alliance of (Pounds)0.01 each

Exploratory Well. An exploratory well is a well drilled either in search of a new, as-yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir.

GAAP.  Generally accepted accounting principles.

Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which a working interest is owned.

LaTex. LaTex Resources, Inc.

mbbls.  One thousand barrels of crude oil or other liquid hydrocarbons.

mboe.  One thousand BOEs.

mbtu.  One thousand BTUs.

mcf.  One thousand cubic feet of natural gas.

mcfgpd.  Mcf of gas per day.

mmbtu.  One million BTUs.

mmcf.  One million cubic feet of natural gas.

Net Revenue Interest. Production or revenue that is owned by the respective company and produced for its interest after deducting royalties and other similar interests.

Net Acres or Net Wells. The sum of the fractional working interests owned in gross acres or gross wells.

PV10 Value. When used with respect to oil and natural gas reserves, PV10 Value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10% in accordance with the guidelines of the SEC.

Productive Well. A well that is producing oil or natural gas or that is capable of production.

Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Undeveloped Acreage. Lease acreage on which wells have not been participated in or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Working Interest.   The operating interest which gives the owner the right to
drill, produce and conduct operating activities on the property as well as to a share of production.

ALLIANCE RESOURCES PLC AND SUBSIDIARY COMPANIES


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant, Alliance Resources PLC, certifies that it meets the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          Alliance Resources PLC
                                                                      Registrant



                                           By:__________________________________


                                         Name:

                                        Title:


Date:                    1998